Exhibit 1

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

November 28, 2017

FORWARD

Tabular dollar amounts are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. This Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements. The terms “we,” “us,” “our,” “Shaw” and “the Company” refer to Shaw Communications Inc. and, as applicable, Shaw Communications Inc. and its direct and indirect subsidiaries as a group.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;
•	asset acquisitions and dispositions;
•	cost efficiencies;
•	financial guidance for future performance;
•	business and technology strategies and measures to implement strategies;
•	statements about the Company’s equity investments, joint ventures and partnership arrangements;
•	competitive strengths;
•	expected growth in subscribers and the products/services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services; and
•	expansion and growth of Shaw’s business and operations and other goals and plans.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this Management’s Discussion and Analysis are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to:

•	general economic conditions;
•	interest;
•	income tax and exchange rates;
•	technology deployment;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	availability of devices;
•	content and equipment costs;
•	industry structure;
•	conditions and stability;
•	government regulation;
•	the completion of any transactions; and
•	the integration of acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market and business conditions;
•	changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies;

2017 Annual Report Shaw Communications Inc.	3

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;
•	the Company’s ability to execute its strategic plans and complete its capital projects;
•	the Company’s ability to close any transactions;
•	the Company’s ability to achieve cost efficiencies;
•	technology, cyber security and reputational risks;
•	opportunities that may be presented to and pursued by the Company;
•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;
•	the Company’s status as a holding company with separate operating subsidiaries; and
•	other factors described in this report under the heading “Known events, trends, risks and uncertainties”.

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by this statement.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

ABOUT OUR BUSINESS

At Shaw, we are focused to deliver long-term growth and connect customers to the world through a best in class seamless connectivity experience.

In the following sections we provide select financial highlights and additional details with respect to our strategy, our three divisions, our network and our presence in the communities in which we operate. During 2017, Shaw announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as a leading Canadian connectivity company. Shaw’s existing Consumer and Business Network Services divisions will be combined to form a new Wireline division with no changes to the existing Wireless division. The Company expects to commence reporting on the new divisions of wireline and wireless in fiscal 2018.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Select Financial and Operational Highlights

Through an evolving operating and competitive landscape our consolidated business has delivered stable and profitable results in 2017.

Basis of presentation

On August 1, 2017, the Company sold 100% of its wholly owned subsidiary ViaWest, Inc. and its subsidiaries (collectively, “ViaWest”), previously reported under the Business Infrastructure Services division, to Peak 10 Holding Corporation (“Peak 10”).

On May 31, 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services (“BNS”) segment, to Omnitracs Canada. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended August 31, 2017. The transaction closed on September 15, 2017, subsequent to the reporting period.

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) to Corus Entertainment Inc (“Corus”).

Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division, Shaw Tracking business (an operating segment within the Business Network Services division) and Media division are presented as discontinued operations separate from the Company’s continuing operations. The Business Infrastructure Services division was comprised primarily of ViaWest. The remaining operations of the previously reported Business Infrastructure Services segment and their results are now included within the Business Network Services segment. This Management’s Discussion and Analysis (“MD&A”) reflects the results of continuing operations, unless otherwise noted.

	Year ended August 31,
				Change
(millions of Canadian dollars except per share amounts)	2017	2016	2015	2017%	2016%
Operations:
Revenue	4,882	4,518	4,208	8.1	7.4
Operating income before restructuring costs and amortization(1)	1,997	1,978	1,931	1.0	2.4
Operating margin(1)	40.9%	43.8%	45.9%	(2.9pts )	(2.1pts )
Net income from continuing operations	557	487	676	14.4	(28.0)
Income from discontinued operations, net of tax(2)(3)	294	753	204	(61.0)	>100
Net income	851	1,240	880	(31.4)	40.9
Per share data:
Basic earnings per share
Continuing operations	1.12	0.99	1.42
Discontinued operations	0.60	1.52	0.38

	1.72	2.51	1.80

Diluted earnings per share
Continuing operations	1.11	0.99	1.41
Discontinued operations	0.60	1.52	0.38

	1.71	2.51	1.79

Weighted average participating shares outstanding during period (millions)	491	480	468
Funds flow from continuing operations(4)	1,530	1,388	1,475	10.2	(5.9)
Free cash flow(1)	438	482	653	(9.1)	(26.2)

(1)	Refer to key performance drivers.
(2)

As of the date ViaWest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period ended August 31, 2017, before tax, amounted to $16.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

(3)

As of the date the Media division met the criteria to be classified as held for sale and for the period up to the transaction closing date of April 1, 2016, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the period ended August 31, 2017, before tax, amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other, respectively.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the Consolidated Statements of Cash Flows.

Subscriber highlights:	August 31, 2017	August 31, 2016	Change
Consumer
Video – Cable	1,671,277	1,671,059	218
Video – Satellite	773,542	790,574	(17,032)
Internet	1,861,009	1,787,642	73,367
Phone	925,531	956,763	(31,232)

	5,231,359	5,206,038	25,321
Business Network Services
Video – Cable	51,039	61,153	(10,114)
Video – Satellite	31,535	30,994	541
Internet	170,644	179,867	(9,223)
Phone	327,199	301,328	25,871

	580,417	573,342	7,075
Wireless
Postpaid	764,091	667,028	97,063
Prepaid	383,082	376,260	6,822

	1,147,173	1,043,288	103,885

	6,958,949	6,822,668	136,281

Our Strategy

At Shaw, we are focused to deliver long-term sustainable growth and connect customers to the world through a best-in-class seamless connectivity experience.

In fiscal 2016, Shaw positioned itself as to become a leading enhanced connectivity provider through two transformational transactions: the acquisition of Freedom Mobile (formerly, WIND Mobile) and the divestiture of Shaw Media. The addition of wireless enables Shaw to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity.

In fiscal 2017, we continued our journey towards becoming a leading Canadian connectivity company through:

(i)	the concurrent announcement of the acquisition of 700 MHz and 2500 MHz wireless spectrum licences from Quebecor Media Inc. (“Quebecor”) and the sale of ViaWest to Peak 10; and

(ii)	the continued investment in our converged network;

all while maintaining our investment grade credit rating and dividend levels.

We will continue our focus on operational efficiency to ensure we execute on our strategic priorities and build on delivering an exceptional customer experience that is centered on our world-class converged network and strategic partnerships with best-in-class providers.

Culture and People

As Shaw repositioned itself as a leading Canadian connectivity company, we began evolving our culture to enable us to deliver on this corporate and operational strategy. Building off a strong foundation of leadership discipline and our core values, Shaw’s

2017 Annual Report Shaw Communications Inc.	7

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

corporate culture enables our efficiency and growth potential by ensuring business decisions are made in accordance with a customer-centric perspective.

Shaw believes its success and strength stem from its people and its commitment to making it the place where the best people choose to work. Shaw continues to enhance the model below to ensure its leaders and employees are highly engaged and capable to deliver on our customer promises.

Through various data sources, including our recurring employee engagement surveys, Shaw identified the following four cultural imperatives to help achieve its culture and people objectives:

1)	Leading Effectively – developing masterful leaders at every level of the Company to deliver extraordinary business results by bringing out the best in our people

2)	Enabling Work – providing our people with modern tools, processes and technologies that are simple and efficient, making it easier for leaders and employees to do their jobs effectively

3)	Enhancing the Employee Experience – delivering an exceptional employee experience tailored to our diverse employee base which considers employees every day and at every stage of their career

4)	Maximizing Performance – implementing reward and recognition programs that drive a culture of accountability and reward performance excellence for all employees

Inspiring and engaging its diverse employees to align with its strategy is the cornerstone of Shaw’s success. We are grateful to have approximately 14,000 employees committed to delivering an exceptional seamless connectivity experience for our customers and the communities we serve in Canada.

Our World-Class Converged Network

As our customers spend more of their time in the digital environment, they increasingly need and expect an always-on, seamless connectivity experience, which requires multiple integrated technological platforms. With our unique hybrid fibre-coax and Wi-Fi networks, Shaw has the opportunity to continue to innovate in response to changing consumer needs and technological developments. The world of connectivity will change in the coming years as wireline broadband technologies develop, standards for 5G are set and wireless and wireline platforms converge. Following the acquisition of Freedom Mobile (formerly, WIND Mobile) in 2016, Shaw initiated the work to integrate its wireline and wireless networks which has already started to yield significant capital expenditure efficiencies and customer benefits.

Global Technology Leaders

In order to efficiently secure and deliver leading technology for our customers – both for today and tomorrow – we recognize that we must participate in global scale initiatives through partnerships with best-in-class service providers. This ensures that the technology we adopt and invest in is, and continues to be, leading-edge in the global communications industry.

This approach allows us to leverage our current assets where we have strength and expertise, while also ensuring our capital investments are aligned with industry leaders to support the development, maintenance and advancement of new technology where it is impractical for us to do so on a standalone basis. This ensures that there is sufficient capital, resources and commitment to continue advances in innovation, performance and reliability of our services and products. In addition, this strategic approach to our business gives us the opportunity to better manage costs by participating in purchasing opportunities on a global scale.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

We have solidified a series of significant relationships this year with global leaders on the following initiatives:

•	our successful Shaw BlueSky TV rollout powered by the X1 Video platform developed by Comcast (see discussion under “Consumer”)
•

the deployment of Freedom Mobile’s LTE-Advanced network, which was designed, planned and deployed by NOKIA, a global leader in mobile wireless technology and solutions (see discussion under “Wireless”)

•	our “Smart” suite of business services that includes SmartWiFi, in collaboration with Cisco’s Meraki and SmartVoice, in collaboration with Broadsoft (see discussion under “Business Network Services”)

Consumer

	2017			2016
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	3,747	77	%(1)	3,752	83	%(1)
Operating income before restructuring costs and amortization(2)	1,583	79%		1,667	84%

(1)	Before intersegment eliminations.
(2)	Refer to key performance drivers.

Our brand promise to our customers is that, with Shaw, “they won’t miss a thing”. Our Consumer division provides residential customers with leading connectivity experiences on two platforms.

•	Wireline Services – we provide broadband Internet, Shaw Go WiFi, Video and Phone to customers that are connected to our local and regional hybrid fibre-coax network
•	Satellite Services – we provide Video by satellite to customers across Canada

Wireline Internet, Video and Phone Services

Shaw is one of the largest providers of residential communications services in Canada. Our Consumer division connects families in British Columbia, Alberta, Saskatchewan, Manitoba and Northern Ontario through our hybrid fibre-coax network with broadband Internet, Shaw Go WiFi, Video and phone services to meet their needs at home and on the go.

As our customers’ needs evolve, we continue to focus on innovative service offerings. Our customer-centric strategy is designed to deliver high-quality customer service, simplicity, value and choice for our customers.

Internet

As an enhanced connectivity company, we believe that the Internet plays a fundamental role in connecting our customers to the world and everything in it. We recognize the importance of providing reliable, affordable and worry-free connectivity to meet the ever-increasing appetite of our customers for discovery, social connectivity and streaming.

WideOpen Internet 150 continued momentum over the last year and remains our fastest Internet available in over 99% of our cable footprint. In August 2017, Internet 150 was enhanced to include Unlimited Data, allowing our customers to stream worry-free at an affordable price with cost certainty. When paired with our 2-year ValuePlan, Internet 150 has been one of the key drivers in customer retention. Additionally, in July 2017, we introduced our newest Internet tier, Internet 75. This new mid-level Internet tier creates an attractive speed and price combination for customers.

Our carrier-grade Shaw Go WiFi network continues to promote customer engagement and brand recognition. Over the past year there has been continued growth in the number of devices connecting to our network. Over 3.3 million devices have authenticated to Shaw Go WiFi network

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

and there are approximately 100,000 access points representing an increase of over 13,400 access points in fiscal 2017, covering locations from British Columbia to Ontario.

Video

Our wireline Video services continue to offer a wide selection of television channels (including over 125 high definition (“HD”) channels) and over 30,000 on-demand, pay-per-view and subscription movie, and television programming titles.

Our wireline Video customers can choose from a selection of primary packages and can add additional channels from a variety of sports, family and other theme specialty packages, as well as a number of individual channels offered on a channel-by-channel basis. In April 2017, we launched a new suite of Video packages, where wireline customer choice and flexibility are placed at the forefront. Small TV, Medium TV and Large TV each bundle with the Limited TV lineup and four, seven or eleven channel theme packs for a set price. Customers now have the opportunity to customize their channel lineups by selecting preferred theme pack subscriptions or can default to our suggested theme packs for each service level. Customers can also add on extra theme packs, individual channels and premium services to round out their viewing experience.

In fiscal 2017, there was an increased focus on launching a number of channels in many small to medium-sized markets, including multicultural, time shift, and various specialty channels.

Shaw is the first in Canada to launch a Comcast Xfinity-based Video offering with our BlueSky TV. BlueSky TV was launched in phases, with the initial launch in Calgary in January 2017 followed by the Vancouver launch in February 2017 and the national launch in April 2017. This Video experience features a voice-powered remote, enhanced searches, custom recommendations, personalized experiences and parental guidance and controls. BlueSky TV was paired exclusively with WideOpen Internet 150 and based in a 2-year ValuePlan for both new and existing customers.

In September 2017, we introduced the integration of Netflix into BlueSky TV’s interface, a significant milestone in the development of our BlueSky TV Video platform. Available only from Shaw, BlueSky TV customers who subscribe to Netflix can now search for, access and watch all their favourite content across live TV, Video On Demand, and Netflix, with a single voice command – it’s all in one place.

Throughout fiscal 2017 the X1 based “FreeRange TV”, our TV Everywhere App free for Shaw TV customers, launched 21 unique channels. The app was also enhanced to offer download-to-go TV shows and movies on a number of channels.

Phone

Shaw’s Phone service offers a full-featured residential digital telephone service through our wireline network as a complement to our broadband Internet and Video services.

Satellite Services

Shaw Direct connects families across Canada with Video and audio programming by satellite. Shaw Direct customers have access to over 550 digital video channels (including over 250 HD channels) and over 10,000 on-demand, pay-per-view and subscription movie and television programming titles.

Similar to our wireline Video service, satellite customers can now choose from a selection of primary channel packages and may add from a variety of sports, family and other theme specialty packages, and a number of individual channels that we offer on a channel-by-channel basis. In February 2016, we expanded satellite customer choice with the introduction of a new small basic service called “Limited TV” and we also revised our offering to include customizable “Pick Packs” which allow our customers to purchase a set number of channels at a set price (i.e. Pick 10 or Pick 20). Since December 2016, our satellite consumers have had the ability to subscribe to a primary package (including Limited TV), any theme packs they choose, and add-on individual channels on a channel-by-channel basis which they can select from all of our channels.

Shaw Direct is one of two licensed satellite Video services currently available across Canada. While Shaw Direct has many customers in urban centres, market penetration for satellite video is generally stronger in rural areas. The service is marketed through Shaw Direct and a nation-wide distribution network of third party retailers.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Shaw is committed to securing and delivering leading technology for its customers. In fiscal 2017, the Company introduced new receivers with built-in Wi-Fi connectivity to its Video on-demand service. Currently, the Company has access to three satellites that will enable us to enhance our offerings with nearly all HD programming and improved service quality. Shaw’s plan to move all Video services from MPEG-2 to MPEG-4 to improve the operational efficiencies of Shaw’s transponders in three phases is progressing on schedule. Shaw expects to be 100% MPEG-4 by the fall of 2019, and to be able to offer all carried and available English and French services in HD by early 2020. The efficiencies gained from the conversion from MPEG-2 to MPEG-4 allowed Shaw Direct to launch 12 new HD channels in fiscal 2017.

A listing of Shaw’s satellite capacity is provided below.

Shaw Satellite Transponders
Transponders	Interest	Nature of Satellite
Anik G1	16 xKu-band	Leased

Anik F2(1)	16 Ku-band	Owned
	6 Ku-band	Leased

Anik F1R	28 Ku-band	Leased
	1 C-band	Leased

(1)

On September 15, 2017, the Company completed the sale of a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs Canada. As part of the transaction, the leases to access the Anik F2 2 Ku-band (partial) and the Intelsat Galaxy 16 1 Ku-band (partial) were assigned to Omnitracs Canada.

Seasonality

While financial results for the Consumer division are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summer time when more subscribers have second homes in use. Shaw’s Consumer Wireline Video business does not depend on any single customer or concentration of customers.

Shomi

shomi, the over-the-top streaming platform that launched as a joint venture of Shaw and Rogers Communications Inc. (“Rogers”) in fiscal 2015 was wound down with its operations and service ending on November 30, 2016. As a result, Shaw incurred investment losses of $82 million in fiscal 2017 relating to shomi’s liabilities in connection with the wind down of the shomi joint venture. See Note 7 of the financial statements accompanying this Management’s Discussion and Analysis for a reconciliation of the equity investment loss in the shomi joint venture in fiscal 2016.

Wireless

	2017			2016
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	605	12	%(1)	280	6	%(1)
Operating income before restructuring costs and amortization(2)(3)	133	7%		59	3%

(1)	Before intersegment eliminations.
(2)	Refer to key performance drivers.
(3)

On March 1, 2016, Shaw acquired Mid-Bowline Group Corp. and its wholly owned subsidiary, Freedom Mobile (formerly, WIND Mobile). Revenue and Operating income before restructuring costs and amortization in fiscal 2016 is for the period from March 1, 2016 to August 31, 2016.

2017 Annual Report Shaw Communications Inc.	11

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Our Wireless division was formed following the acquisition of Freedom Mobile (formerly, WIND Mobile) in March 2016. This acquisition transformed Shaw into a leading Canadian connectivity company, adding the critical wireless component of our converged network. Our Wireless division currently operates in Ontario, Alberta and British Columbia, offering the leading alternative for mobile services to the three national wireless incumbent carriers.

Launch of Freedom Mobile

On November 21, 2016, Shaw announced that WIND Mobile would be renamed Freedom Mobile, a new brand based on trust and transparency with our customers, as the next step in enhancing the effectiveness of our Wireless division in serving the needs of our customers. The launch of Freedom Mobile, which occurred concurrently with the initial launch of the LTE-Advanced network allowed our Wireless division to: (i) build on our current strengths; (ii) take full control over our future branding strategy; and (iii) redirect resources from royalty payments for use of the WIND brand name to other marketing or brand building initiatives. Freedom Mobile is committed to delivering significant value to customers with its easy to understand pricing plans and no term contracts.

Distribution Network

Freedom Mobile’s distribution network currently includes over 300 branded stores and kiosks, which are owned by Freedom Mobile or independent dealers. The majority of our sales are made through these physical outlets. While on-line sales are a relatively small portion of Freedom Mobile’s sales today, we are working to grow our on-line sales and expect them to increase in proportion to physical sales at the Freedom Mobile branded stores and kiosks in fiscal 2018.

Handset Availability

Shaw expects to begin selling Apple iPhones that are compatible with the AWS-3 LTE network in December 2017. More carriers are adopting the AWS-3 LTE network technology with the Apple iPhone 7 (certain versions), 8, and X, and Samsung Galaxy 8 all being compatible with the AWS-3 LTE network. In addition, T-Mobile, AT&T, and Verizon are all using AWS-3 spectrum which we expect will further develop the handset ecosystem and translate into broader handset options. As of November 28, 2017, there are a total of 14 handsets available that are compatible with the AWS-3 LTE network, including handsets produced by Apple, LG, Samsung, Sony and ZTE.

In October 2017, we announced another significant step forward as we deploy Freedom Mobile’s recently acquired 2500 MHz spectrum and refarm a portion of our existing AWS-1 spectrum to enhance customers’ access to LTE data speeds. The work is already underway and expected to be completed by early December 2017 in Western Canada and early 2018 in the rest of Freedom Mobile’s coverage area. These network upgrades will make it easier for Canadians to bring their own devices to Freedom Mobile and enjoy the full benefit of our LTE-Advanced network. In particular, these enhancements will improve Freedom Mobile’s LTE-Advanced network performance, especially in dense urban areas.

Subscriber Growth

Approximately 15 million Canadians reside within our current mobile wireless network service area. Our Wireless division’s customer base is growing, with over 1.1 million customers presently served, including over 100,000 customers added in fiscal 2017.

Business Network Services

	2017			2016
(millions of Canadian dollars)	$	share of consolidated		$	share of consolidated
Revenue	554	11	%(1)	515	11	%(1)
Operating income before restructuring costs and amortization(2)	281	14%		252	13%

(1)	Before intersegment eliminations.
(2)	Refer to key performance drivers.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Shaw Business provides connectivity solutions to business customers of all sizes, from home offices to medium and large scale enterprises, leveraging our business grade hybrid fibre-coax and fibre to the premise network. Through the acquisition of ENMAX Envision Inc. in 2013, Shaw significantly increased its fibre footprint and profile among larger enterprise customers in Calgary, Alberta.

The range of services offered by Shaw Business includes:

•	Fibre Internet – scalable, symmetrical fibre Internet solutions from 10 Mbps to more than 10 Gbps
•	Data Connectivity – secure private connectivity for multiple locations
•	Voice Solutions – from services that connect customer premise equipment to the phone network and single voice line solutions to robust fully managed hosted unified communications functionality
•	Video – Video and audio service offering content for public viewing
•	Broadcast Video – high-quality Video across North America in real time

Shaw has positioned itself as a trusted business advisor with a focus on the small and medium enterprise segment of the market. Shaw Business takes care of all aspects of its customers’ increasingly complex always-on connectivity requirements so they can focus on growing their business. As part of this strategy, Shaw has collaborated with global scale technology leaders to offer its “Smart” suite of easy to use and flexible managed business communications solutions. The Smart suite of services provides cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by small and medium sized businesses as the digital economy grows in scope and complexity.

The Smart suite of services includes:

SmartVoice – a unified communications solution that integrates instant messaging, presence, email, video conferencing and a mobile application that is built on Broadsoft’s BroadWorks platform.

SmartWiFi – a fully-managed Internet solution that enables seamless, secure wireless connectivity for employees and guests in the office and on the go that is deployed over Cisco’s Meraki platform.

SmartSecurity – a fully-managed network security platform deployed over Cisco’s Meraki platform that protects a wired and Wi-Fi network at the edge with access control, the ability to control which applications run on the network, content filtering and the connection of branch locations.

2017 Annual Report Shaw Communications Inc.	13

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

In order to continue to meet the evolving needs of our customers, we are executing our plan to ensure that our wireline network keeps pace with the expectations for bandwidth, speed and reliability that our Shaw Business customers expect today and will expect in the future. See “Shaw’s Wireline Network” for a description of our wireline network and the advances that we are undertaking.

Shaw Business, through the Calgary1 data centre, also provides hybrid IT services to customers in western Canada. These services are a natural complement to Shaw Business’ current offerings.

Wholesale Wireline Network Services

Using our national and regional access wireline networks, we provide services to Internet service providers (“ISPs”), other communications companies, broadcasters, governments and other businesses and organizations that require end-to-end Internet and data connectivity in Canada and the United States. We also engage in public and private peering arrangements with high speed connections to major North American, European and Asian networks and other tier-one backbone carriers.

Broadcast Services

Shaw Broadcast Services uses our substantial fibre backbone network to manage one of North America’s largest full-service commercial signal distribution networks, delivering more television and radio signals by satellite to cable operators and other multi-channel system operators in Canada and the US than any other single-source satellite supplier. This business is referred to as a “satellite relay distribution undertaking” or “SRDU”. Shaw Broadcast Services currently provides SRDU and advanced signal transport services to over 300 distribution undertakings and redistributes over 500 television signals and over 100 audio signals in both English and French to multi-channel system operators.

Tracking

On September 15, 2017, the Company completed the previously announced sale of a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs Canada for approximately US$20 million.

Shaw’s Wireline Network

At Shaw, we are proud of our advanced wireline network, which combines the power of fibre, coax, and Wi-Fi and is comprised of:

•	North American fibre backbone;
•	Regional fibre optic and co-axial distribution networks; and
•	Local Shaw Go WiFi connectivity

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Wireline Backbone

The backbone of Shaw’s wireline network includes multiple fibre capacity on two diverse cross-North America routes. The southern route principally consists of approximately 7,000 route kilometres of fibre located on routes between Seattle and New York City (via Vancouver, Calgary, Regina, Winnipeg, Toronto, Chicago and Buffalo). The northern route consists of approximately 4,000 route kilometres of fibre between Edmonton and Toronto (via Saskatoon, Winnipeg and Thunder Bay). These routes, along with a number of secured capacity routes, provide redundancy for the network. Shaw also uses a marine route consisting of approximately 330 route kilometres from Seattle to Vancouver (via Victoria), and has secured additional capacity on routes between a number of cities, including (i) Vancouver and Calgary, (ii) Seattle and San Jose, (iii) Seattle and Calgary, (iv) Seattle and Vancouver, (v) Toronto and New York City, (vi) Toronto and Montreal, and (vii) Edmonton and Fort McMurray.

Regional Distribution Network

We connect our backbone network to residential and business customers through our extensive regional fibre optic and co-axial cable distribution networks.

In 2016, we completed the major upgrade of our co-axial access network to remove analog tier basic services from all markets across Shaw’s cable footprint (the “Digital Network Upgrade”). As a result, all of our customers within Shaw’s cable footprint now receive digital services. This upgrade liberated bandwidth to significantly increase the capacity of our hybrid fibre-coax network and enable the expansion of our broadband Internet and other offerings. Digital video terminals were deployed into customer homes that allowed them to receive digital television services in place of former analog services.

Shaw continues to optimize the capacity and efficiency of our wireline network and reduce congestion by deploying fibre optic cable deeper into our access networks and closer to our customers. We are also increasing the number of optical serving areas or “nodes” in the wireline network. This is a continual process that we apply year-over-year to increase fibre optic usage in our wireline network and reduce the distance signals travel over coaxial cable to each consumer. Driving fibre deeper into our network also supports wireless and business service deployments, as well as future services such as 5G or Fibre-to-the-Premise (“FTTP”).

In fiscal 2016, we began to deploy our newest generation of cable modem termination system equipment referred to as the Converged Cable Access Platform (“CCAP”) into our serving hubs. This equipment enhances the capabilities of our cable network and enables Shaw to leverage the next generation of cable access technology known as Data over Cable Interface Specification version 3.1 (“DOCSIS 3.1”). At the end of fiscal 2017, DOCSIS 3.1 ready CCAP infrastructure was running in Shaw’s major systems. All remaining systems are expected to be running DOCSIS 3.1 ready CCAP infrastructure by the end of fiscal 2018. DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibre-coax network to transmit data both to and from customer premises. Our ongoing investments in our network have, for example, enabled the launch of WideOpen Internet 150 in July 2016 which is now available across 99% of our cable footprint. With the Digital Network Upgrade, the deployment of fibre closer to our customers and increasing the number of nodes in our hybrid fibre-coax network, we expect to continue to significantly improving the performance and capacity of our network.

Shaw Go WiFi

Shaw has created Canada’s most extensive service provider Wi-Fi network, Shaw Go WiFi. Shaw Go WiFi extends a customer’s broadband experience beyond the home as a valuable extension of our customer wireline network experience.

We continue to expand our Shaw Go WiFi build-out. Over 3.3 million devices have authenticated to our carrier-grade Shaw Go WiFi network and there are approximately 100,000 access points representing an increase of over 13,400 access points in fiscal 2017. In addition, we have entered into agreements with 108 municipalities to extend Shaw Go WiFi service into public areas within those cities.

Shaw’s Wireless Network

Until the initial launch of our LTE-Advanced network in the Greater Toronto Area (“GTA”) in November 2016, all of our customers were served by our 3G network using AWS-1 spectrum. In the second half of fiscal 2016, Shaw completed the first critical step in our Wireless network upgrade with the replacement of all the older 3G equipment in western Canada with

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3G HSPA+ technology. HSPA or “High Speed Packet Access” is an IP-based packet data enhancement technology that provides high speed broadband packet data services over 3G networks.

In fiscal 2016, we also partnered with NOKIA in the initiative to launch a world class, next generation mobile wireless network to our customers in Ontario, Alberta and British Columbia. LTE-Advanced is the latest standard of cellular technologies available in the marketplace today. We continue to improve our network performance with the rollout of Freedom Mobile’s LTE-Advanced network to all our existing markets, on schedule and on budget, as of the end of fiscal 2017. In fiscal 2017, LTE roaming was launched with Bell, Rogers, and AT&T offering more than 97% of the Canadian and US population roaming coverage outside of Freedom Mobile’s existing markets to Freedom Mobile customers that subscribe to the LTE plan.

Spectrum holdings

On July 24, 2017, the Company acquired 700MHz and 2500 MHz wireless spectrum licences from Quebecor for $430 million. The spectrum licences acquired are comprised of 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario and the 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto. In addition to the spectrum acquisition cost, fiscal 2018 capital expenditures associated with the deployment of the acquired spectrum are estimated to be approximately $350 million. This incremental investment in our Wireless division, particularly the addition of the 700 MHz spectrum, will materially improve our long-term wireless customer experience and further enable our ability to offer converged network solutions. We will also be transitioning 10 MHz of our AWS-1 spectrum from 3G to LTE-Advanced which will improve network performance and make LTE-Advanced available to more of our customers and other potential customers.

In October 2017, we announced the deployment of the recently acquired 2500 MHz spectrum and refarming of a portion of our existing AWS-1 spectrum which will enhance our customers’ access to LTE data speeds. The work is already underway and expected to be completed by early December 2017 in western Canada and early 2018 in the rest of Freedom Mobile’s coverage area. These network upgrades will make it easier for Canadians to bring their own devices to Freedom Mobile and enjoy the full benefit of our LTE-Advanced network. In particular, these enhancements will improve Freedom Mobile’s LTE-Advanced network performance, especially in dense urban areas.

With the addition of the spectrum licences acquired from Quebecor, our Wireless division currently holds 50 MHz of AWS spectrum, 10 MHz of 700 MHz and 20MHz of 2500 MHz spectrum in the main service areas of Southern Ontario, Alberta and British Columbia, and 10-50 MHz of AWS spectrum in certain other non-core markets. As a result of the spectrum transaction with Quebecor, the Corporation’s aggregate spectrum holdings have increased to 80 MHz in certain markets located in Southern Ontario, Alberta, and British Columbia. As discussed below, Innovation, Science and Economic Development Canada (“ISED”) is conducting a consultation regarding the policy framework for the 600 MHz spectrum auction (see “Government Regulations and Regulatory Developments – Radiocommunication Act – Wireless Spectrum Licences”).

The Company expects that its spectrum assets will support anticipated growth in LTE-Advanced network subscribers, as well as 3G HSPA+ network subscribers, and also provide new growth, geographic diversification, and scale opportunities in the markets in which we operate.

Equity Interest in Corus

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. Its portfolio of multimedia offerings encompasses 45 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus’ roster of premium brands includes Global Television, W Network, OWN: Oprah Winfrey Network Canada, HGTV Canada, Food Network Canada, HISTORY®, Showcase, National Geographic Channel, Q107, CKNW, Fresh Radio, Disney Channel Canada, YTV and Nickelodeon Canada. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

In connection with the sale of the Media division to Corus in April 2016, the Company received 71,364,853 Corus Class B non-voting participating shares (the “Corus B Consideration Shares”) representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, a second one third for 18 months post-closing and the final one third for 24 months post-closing.

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The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan until September 1, 2017. For the year ended August 31, 2017, the Company received dividends of $88 million (April 1 to August 31, 2016 – $34 million) from Corus, $81 million (April 1 to August 31, 2016 – $34 million) were reinvested in additional Corus Class B non-voting participating shares. At August 31, 2017, the Company owned 80,630,383 (2016 –74,135,891) Corus Class B non-voting participating shares having a fair value of $1,109 million (2016 – $911 million) and representing 39% (2016 – 38%) of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the year ended August 31, 2017 was 38% (April 1 to August 31, 2016 – 37%). As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan thus resulting in expected cash dividends to the Company related to our total Corus shareholdings of approximately $91 million in fiscal 2018.

Although the Corus Class B non-voting participating shares do not have voting rights, the Company is considered to have significant influence due to Board representation. In addition, Shaw Family Living Trust (“SFLT”) controls both Shaw and Corus. SFLT is controlled by its sole trustee, SFLTCO Ltd., a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw (Chair), Jim Shaw, Bradley S. Shaw, three other members of JR Shaw’s family and one independent director (See “Related Party Transaction – Corus”).

Community Investment

We know that finding solutions to society’s most challenging issues requires more than philanthropic gifts, which is why we use our suite of assets to help advance the goals of our charitable partners. Whether we are shining a spotlight on our partners through our website and social media channels, or connecting employees’ time and talents to charitable organizations, we are committed to creating long-lasting, impactful relationships that make a difference in the communities we call home.

Shaw continues to leverage the Shaw Kids Investment Program (“SKIP”) to support organizations that improve the lives of Canadian kids. In 2017, Shaw contributed over $35 million in cash and in-kind support, as well as 18,655 hours of volunteer time, to over 1,000 local and national youth-focused charitable organizations.

In 2017, Shaw marked Canada’s 150th anniversary by granting 150 birthday wishes to honour extraordinary people and organizations making the country a better place for kids. Through this year long project, Shaw provided funding to support 40 charitable programs, 60 events, and 50 individuals, all nominated by the community.

In 2017, Shaw celebrated the fifth year of the Shaw Charity Classic, commemorating five years of the PGA TOUR Champions, our community, and giving back. The tournament raised $8.3 million for over 150 children and youth charities in Alberta, bringing the total dollars raised in five years to $22 million. The success of the Shaw Charity Classic over the past five years has reinforced the impact we can have as an employer and corporate citizen when we integrate our sponsorship and community investment activities to provide even greater support for the programs and organizations that are building positive environments for kids and youth in the community.

Shaw also continued to build partnerships and promote the work of organizations that are working to prevent bullying in our schools, playgrounds and online. In its third year, Shaw’s Pink Shirt Promise social media campaign, which raises awareness and funds for bullying prevention programs across Canada, engaged over 1.35 million Canadians and provides funding to bring bullying prevention programs to over 450 schools over the next three years, positively impacting more than 400,000 kids across the country.

Government regulations and regulatory developments

Substantially all of the Company’s Canadian business activities are subject to regulations and policies established under various pieces of legislation, including the Broadcasting Act (Canada) (“Broadcasting Act”), the Telecommunications Act (Canada) (“Telecommunications Act”), the Radiocommunication Act (Canada) (“Radiocommunication Act”) and the Copyright Act (Canada) (“Copyright Act”). Broadcasting and telecommunications are generally administered by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the supervision of the Department of Canadian Heritage (“Canadian

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Heritage”) and ISED, respectively. The allocation and use of wireless spectrum in Canada are governed by spectrum licences issued by, and radio authorization conditions set by, ISED pursuant to the Radiocommunications Act.

Limits on non-Canadian ownership and control

Neither a holding company that has a subsidiary operating company licensed under the Broadcasting Act, nor any such licensee, may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC. Pursuant to the Direction to the CRTC (Ineligibility of Non-Canadians) (the “Direction”), non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of a licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. If a holding company of a licensee does not satisfy the requirement that 80% of its board of directors be resident Canadians, it must have a CRTC-approved Independent Programming Committee (“IPC”) in place to ensure that neither the holding company nor its directors exercise control or influence over the programming decisions of its subsidiary licensee. With CRTC approval, Shaw implemented an IPC to comply with the Direction.

Similar restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act, the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian of a company operating pursuant to those Acts. Instead, the Telecommunications Act, the Radiocommunication Act and associated regulations require only that 80% of the voting shares of such entities be held by resident Canadians. The Canadian ownership requirements do not apply to wireline and wireless telecommunications carriers that have annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues for the sector. The US Trade Representative (“USTR”) has included in its negotiating objectives for the renegotiation of the North American Free Trade Agreement (“NAFTA”) by the US, Canada and Mexico, the removal of all barriers to foreign investment in all sectors. These developments may lead to greater levels of competition in the Canadian telecommunications market.

The Company’s Articles contain measures to ensure the Company continues to comply with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

Broadcasting Act

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires broadcast distribution undertakings (“BDUs”) to give priority to the carriage of Canadian services, to contribute a certain percentage of revenue to the production of Canadian programming and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s broadcasting distribution business depends on licences (or operates under an exemption order) granted and issued by the CRTC under the Broadcasting Act.

In fall 2016, the Minister of Canadian Heritage (“Minister”) initiated a consultation process aimed at strengthening Canadian content creation, discoverability and export in the digital era. On September 28, 2017, the Minister announced the result of that process, entitled “Creative Canada Policy Framework” and reconfirmed the Government’s earlier commitment (in the 2017 federal budget) to review the Broadcasting Act and the Telecommunications Act. The details of such reviews are expected to be released in fall 2017. In addition, the Minister announced an Order-in-Council directing the CRTC to report back to Cabinet, by June 1, 2018, on likely programming distribution models of the future, how and through whom Canadians will access programming going forward, and the extent to which new distribution models can support the creation, production and distribution of Canadian content.

The Creative Canada Policy Framework did not propose, and the Government has confirmed that it does not support, a levy on broadband distribution services to support Canadian content. The framework does, however, envisage reforms to the Copyright Act (possibly pursuant to the statutory five-year review of the Copyright Act, slated to begin in November 2017) to ensure the protection and compensation of creators. This creates the potential for increased fees or limitations on content uses to the extent that such a review introduces any new rights and entitlements or reduces user flexibility pursuant to existing exceptions

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under the Copyright Act. Similarly, the upcoming review of the Broadcasting Act creates the potential for new obligations applicable to the Company’s cable, satellite, satellite relay distribution and programming undertakings.

Licensing and ownership

For each of its cable, direct-to-home satellite (“DTH”) and SRDU undertakings, the Company holds a separate broadcasting license or is exempt from licensing under the Broadcasting Act. In August 2016, Shaw submitted an application to renew its licences for all licensed cable undertakings as part of a renewal process that includes several other major terrestrial BDUs. The Company’s DTH and SRDU licences are not due for renewal until August 31, 2019.

The CRTC’s consideration of cable license renewal applications has proceeded as a two-phased process. Phase 1 was limited in scope and included a hearing to review BDUs’ practices with regard to the small basic service and flexible packaging requirements. The purpose of Phase I was to ensure that licensees are offering the services in accordance with the spirit of the Let’s Talk TV policy framework and the associated regulations, and, the imposition of conditions of license relating to the Wholesale Code, the Television Service Provider Code and participation in the Commissioner for Complaints for Telecommunications Services. At the conclusion of Phase 1, Shaw’s licences were administratively renewed until August 31, 2017. In May 2017, the CRTC formally initiated Phase 2 of the renewal proceeding, and administratively renewed Shaw’s cable licences until May 31, 2018. In Phase 2, the Commission is examining, among other issues: BDUs’ practices relating to the small basic and flexible packaging options; community channel compliance; accessibility of the community channels; and, the progress of the set-top box audience-measurement working group. The oral hearing to consider the issues in Phase 2 took place from October 16-19, 2017. A decision is expected in the spring of 2018.

The Company also holds separate licences for each of Shaw on Demand, a video-on-demand (“VOD”) service, and Shaw Pay-Per-View. In May 2017, Shaw’s national VOD licence was renewed for a 5-year term, from September 1, 2017 to August 31, 2022. The Company’s licence for Shaw Pay-Per-View is not due for renewal until August 31, 2019.

New media

The CRTC has issued a digital media exemption order requiring that Internet-based and mobile point-to-point broadcasting services not offer television programming on an exclusive or preferential basis in a manner that depends on subscription to a specific mobile or retail Internet service and not confer an undue preference or disadvantage. The CRTC has decided to not impose a levy on the revenue of exempt digital media undertakings to support Canadian new media content.

The potential for new or increased fees

CRTC Regulations require licensed cable BDUs to obtain the consent of an over-the-air (“OTA”) broadcaster to deliver its signal in a distant market. The CRTC Regulations provide that DTH undertakings may distribute a local OTA television signal without consent within the province of origin, but must obtain permission to deliver the OTA television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service. Broadcasters may assert a right to limit distribution of distant signals or to seek remuneration for the distribution of their signals in distant markets on the basis of the CRTC Regulations (see also “NAFTA” and “Copyright” below).

Telecommunications Act

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating one or more services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for those services to protect the interests of users. Retail Internet, home phone services and mobile wireless services have been forborne from price regulation. However, regulations do affect certain terms and conditions under which Shaw’s retail services are provided. As described further below under “Third Party Internet Access,” certain Shaw wholesale services are regulated.

The CRTC and ISED can impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act and the regulations and rules promulgated thereunder. The technical operating aspects of the Company’s businesses are regulated by technical requirements and performance standards established by ISED, primarily under the Telecommunications Act and the Radiocommunication Act.

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In the 2017 federal budget, the Government announced its intention to review the Telecommunications Act and the Broadcasting Act. While the process for these reviews has not been initiated, any changes to the Telecommunications Act pursuant thereto could impact the business practices of the Company, including the rates charged for wholesale and retail services in certain instances.

CRTC Wireless Code

In June 2013, the CRTC implemented the Wireless Code to, among other things:

•	impose limitations on early cancellation fees;
•	prohibit contracts with terms that provide for cancellation fees after two years; and
•	require trial periods for wireless contracts and caps on overage roaming charges.

The CRTC commenced a scheduled review of the Wireless Code in September 2016 and held a hearing in February 2017. In June 2017, the CRTC rendered a decision imposing amendments to the Wireless Code, which included, among other things, a prohibition on handset unlocking fees and the imposition of restrictions on the sale of locked phones, consistent with Freedom Mobile’s position at the review hearing.

Third Party Internet Access

Shaw is mandated by the CRTC to provide a wholesale service at regulated rates that allows independent ISPs to provide Internet services at premises served by Shaw’s wireline network (“Third Party Internet Access” or “TPIA”). In 2015, the CRTC completed a review of the wholesale wireline telecommunications policy framework, including TPIA, and: (i) extended mandated wholesale access services to include FTTP facilities; and (ii) initiated a shift to a new disaggregated wholesale Internet access service. The new disaggregated service will be phased-in over a period of three years and is intended to allow independent ISPs to reduce reliance on the transport facilities currently included as part of the regulated wholesale service. The CRTC has approved interim disaggregated rates for Ontario and Quebec. It remains unclear when Shaw will be directed to file disaggregated tariffs and rates for its serving area.

Although the CRTC has initiated a shift to a new disaggregated service, in October of 2016, the CRTC approved, pending the completion of its review of aggregated costing studies, interim aggregated rates which were lower than the proposed rates. At the completion of this review, the CRTC may require further adjustments to Shaw’s costing studies, which may result in further reductions in the wholesale rates we charge for aggregated TPIA service.

The CRTC also commenced a proceeding to review the competitor quality of service indicators and the rate rebate plan for competitors to ensure alignment with the new wholesale services framework. As part of this review, the CRTC may extend quality of service obligations to providers of wholesale Internet services, which would increase the operational costs of providing the TPIA service.

CRTC Review of Wholesale Roaming Rates

In May 2015, the CRTC decided to regulate certain aspects of wholesale wireless services provided by the three national wireless incumbent carriers and issued a comprehensive policy framework for wholesale wireless services, including roaming, tower sharing and mobile virtual network operators (MVNOs). The framework requires the three national wireless incumbent carriers to provide wholesale roaming services to non-incumbent wireless carriers at cost-based rates. The CRTC established interim rates for the mandated wholesale roaming service pending its review of the incumbent carrier cost filings. A CRTC decision on the mandated wholesale roaming service rates is expected in 2018 and may affect our roaming costs and the rates and services that we can offer customers.

CRTC review of Wi-Fi First

CRTC Telecom Decision 2017-56 determined that public Wi-Fi did not constitute a mobile wireless home network for the purposes of accessing mandated wholesale wireless roaming rates. In June 2017, the Governor in Council (“GiC”) referred CRTC Telecom Decision 2017-56 back to the CRTC for review. The GiC asked the CRTC to review whether expanding the definition of home network to include public Wi-Fi would have a positive impact on the affordability of retail mobile wireless

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services and whether the negative impact of such a change on facilities based investment and competition would outweigh the benefits. If the CRTC reverses its previous position, Wi-Fi First providers, and other resale-based models, could gain access to incumbent wireless networks at regulated rates for the purposes of roaming which would disadvantage Shaw in the marketplace. The CRTC must issue its determination by the end of March 2018.

CRTC Modern Telecommunications Decision

In December 2016, the CRTC issued its Modern Telecommunications Services decision following a review of the basic telecommunications services required by all Canadians to fully participate in the digital economy. In its decision, the CRTC determined that 90% of Canadians should have access to broadband Internet speeds of 50 Mbps download and 10 Mbps upload by the year 2021. In order to assist in achieving the foregoing, the CRTC established a new broadband funding mechanism that will replace the local phone subsidy regime that will be phased-out. Shaw, as well as other telecommunications providers, will be required to contribute to the new broadband fund. The CRTC is currently undertaking a process to design the new broadband funding mechanism, which will make $750 million available for broadband subsidies over the next five years. Concurrent with this decision, the CRTC also submitted a report to the Federal Government’s Innovation Agenda, which reflects the results of its basic telecommunications services review. The report highlights ways in which the government can focus on ensuring the availability, affordability and adoption of broadband services.

Differential Pricing Practices

In April 2017, the CRTC released a new policy framework for reviewing differential pricing practices. The CRTC formulated stringent guidelines for evaluating practices where certain types of data/Internet content are priced differently than others on wireline and mobile wireless data plans. As part of the decision, the CRTC reaffirmed its commitment to net neutrality.

Access for wireline network

For its wireline network Shaw requires access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act, the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Shaw’s wireline network also requires access to construct facilities in roadways and other public places. Under the Telecommunications Act, Shaw may do so with the consent of the municipality or other public authority having jurisdiction.

Radiocommunication Act

Our Wireless division holds licences for the use of radiofrequency spectrum required to operate its mobile wireless business. Those spectrum licences are administered by ISED under the Radiocommunication Act. Spectrum use is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

Wireless Spectrum Licences

The Wireless division’s AWS-1 spectrum licences were issued in 2009, for a term of ten years, and prior to expiration, the licences may be renewed. The AWS-3 spectrum licences were issued in April 2015 and have a term of 20 years. The 700 MHz and 2500 MHz spectrum licences that the Company purchased from Quebecor were initially issued in February 2014 and May 2015, respectively for a term of 20 years.

The applicable terms and conditions of renewal of our and other carriers’ spectrum licences after the initial term are determined by ISED through public consultation processes that begin prior to the expiry of those licences. In the summer of 2017, ISED held a public consultation relating to the renewal of AWS-1 and other spectrum licences auctioned in 2008, including those held by our Wireless division. If Freedom Mobile has met its conditions of licence, including any applicable deployment obligations, Freedom Mobile will have a high expectation to be eligible for renewal. We expect to meet the applicable requirements and conditions of licence for those spectrum licences that are material to our plans for the Wireless division. As part of the consultation, ISED is proposing more onerous deployment conditions.

The Company is also participating in ISED’s consultation regarding the release of millimeter wave spectrum in the 28 GHz, 37-40 GHz and 64-71 GHz frequency bands to support deployment of 5G wireless networks and systems, as well as ISED’s Spectrum Outlook consultation, which will review the overall approach and planning activities related to the release of spectrum for commercial mobile services, licence-exempt applications, satellite services and wireless backhaul services over the years 2018-2022.

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ISED has a framework that sets out criteria for reviewing and approving license transfers, prospective transfers, and deemed license transfers, including consideration of the quantum and concentration of spectrum holdings before and after the proposed transfer.

Our Wireless division’s operations could be materially affected by our failure to:

•	obtain new or additional spectrum licences;
•	renew existing spectrum licences;
•	obtain approval of any transfer of spectrum licences; or
•

procure spectrum licences that provide access to adequate allocations of low-band spectrum, which has superior propagation and penetration characteristics, or of other spectrum that is required for 5G.

In addition, the Wireless division could experience increased costs, or reduced revenues or reduced margins, or the deployment or service plans could be negatively affected by, amended or newly-adopted laws and regulations, or decisions of ISED or the CRTC. The CRTC and ISED can impose monetary penalties on companies that contravene the Telecommunications Act, the Radiocommunication Act, and the regulations and rules promulgated thereunder.

Access for Wireless Network

Our Wireless division’s operations depend on being able to locate and construct wireless antenna sites, which in some cases requires certain authorizations or approvals from municipalities, which vary from one municipality to another but are also subject to federal oversight. The process for such approvals can include a comprehensive consultation process related to local land use priorities and new antenna site design parameters.

The Wireless division also uses arrangements whereby it co-locates its antennae equipment on towers and/or sites owned and operated by third party tower and/or sites providers and the three national wireless incumbent carriers. Pursuant to the conditions of their spectrum licences and the CRTC’s policy framework for wholesale wireless services, the three national wireless incumbent carriers must allow competitors, including Freedom Mobile, to co-locate equipment at these locations. However, the process of negotiating the sharing of towers is uncertain and time consuming, and the ISED and CRTC processes that are available to force the incumbents to abide by the existing rules can also be challenging and time consuming.

Copyright Act

Canada’s Copyright Act accords the creators and owners of content various rights to authorize or be remunerated for the use of their works and performances, including, in some instances, by broadcast distribution undertakings. In addition, the Copyright Act creates certain exceptions that permit the use of copyrighted works without the authorization or remuneration of rights holders. Parliament will commence a mandated 5-year review of the Copyright Act in November, 2017. This process could lead to amendments to the Copyright Act that impact the terms and conditions applicable to the use of content, including the potential for increased fees, and the scope of flexibility with respect to the use of content pursuant to exceptions under the Copyright Act.

Furthermore, pursuant to the Copyright Act, the Copyright Board of Canada (“the Copyright Board”) oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs, television broadcasters and online content services. The Copyright Board may also make rulings on the interpretation of the Copyright Act in the course of issuing copyright tariff decisions.

The potential for new or increased fees

The Copyright Board is currently considering a proposed tariff for the retransmission of programming in distant television regions for the years 2014 through 2018. The tariff proposed by the retransmission rights collectives would, if approved, represent a significant increase in the per subscriber rates payable for the retransmission of programming in distant signals. The Company has participated in the hearing process and objected to the tariff on behalf of its cable and DTH satellite divisions. The record of this proceeding is now complete and the parties are awaiting the decision of the Copyright Board.

In addition, in August 2017, the Copyright Board issued a decision interpreting the scope and meaning of “making available” as defined in the Copyright Act. In the Online Music Services proceeding, SOCAN and other rights owners argued that downloading musical works constitutes “making available” requiring the payment of public performance royalties. The Objectors, including the Company, argued that since downloading is not a public performance, SOCAN is not entitled to royalties for downloads. The Copyright Board held that while the act of downloading is not itself a communication to the public and, as such, is outside the scope of the proposed tariff, the act of loading copyright materials onto servers to facilitate downloading is a form of “making available” and a communication to the public and falls under the SOCAN tariff. Various applications for judicial review have been filed, arguing that this interpretation is erroneous, and the Company will intervene in support of such applications. If the Copyright Board’s interpretation is upheld, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

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North American Free Trade Agreement (NAFTA)

Canada has entered into – along with the US and Mexico – a process to renegotiate the NAFTA. The USTR has published negotiating objectives and has been urged by a number of US stakeholders to secure changes to the NAFTA that could, if achieved, impact Canada’s broadcasting and telecommunications sectors. Certain Canadian stakeholders have also urged changes as a way to motivate domestic legislative and policy change. While negotiating parties aim to conclude negotiations in the first quarter of the 2018 calendar year, there is no formal end-date for the NAFTA negotiation process and the outcomes of the negotiation are unknown.

The potential for new or increased fees

US broadcasters and certain Canadian broadcasters have, as part of their submissions to their respective governments regarding the renegotiation of the NAFTA, urged the introduction of a retransmission consent regime in Canada and, in some cases, the removal of the existing retransmission compulsory licensing regime from Canada’s Copyright Act. To the extent that such changes are incorporated in any revised NAFTA, it could result in the imposition on the Company of significant costs in connection with the distribution of broadcast services on Shaw Video and a reduction of the ability to retransmit US broadcast signals to customers.

Limits on non-Canadian ownership and control

The USTR has included in its negotiating objectives for the renegotiation of the NAFTA by the US, Canada and Mexico, the removal of all barriers to foreign investment in all sectors. These developments could lead to greater levels of competition in the Canadian telecommunications market.

Personal Information Protection and Electronic Documents Act and Canadian Anti-Spam Legislation

The Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”) is Canada’s federal privacy law regulating the collection, use and disclosure of personal information in Canada by a federally regulated organization in the private sector. Shaw has established a privacy policy and its internal privacy processes in accordance with PIPEDA.

Canada’s anti-spam legislation (together with the related regulations, “CASL”) sets out a comprehensive regulatory regime regarding online commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. CASL is administered primarily by the CRTC, and non-compliance may result in fines of up to $10 million.

Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste, printed paper and packaging. A number of provinces have enacted regulations providing for the diversion of certain types of electronic and other waste through product stewardship programs (“PSP”). Under a PSP, companies who supply designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated materials and, in some cases, pay a per-item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

KEY PERFORMANCE DRIVERS

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

FINANCIAL MEASURES

Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items

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Management’s Discussion and Analysis

August 31, 2017

such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before one-time items like restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

Relative increases period-over-period in operating income before restructuring costs and amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and connecting customers to the world through a best in class seamless connectivity experience.

	Year ended August 31,
(millions of Canadian dollars)	2017	2016
Operating income from continuing operations	999	1,115
Add back (deduct):
Restructuring costs	54	23
Amortization:
Deferred equipment revenue	(38)	(52)
Deferred equipment costs	122	139
Property, plant and equipment, intangibles and other	860	753

Operating income before restructuring costs and amortization	1,997	1,978

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Year ended August 31,
	2017	2016	Change
Consumer	42.2%	44.4%	(2.2pts	)
Business Network Services	50.7%	48.9%	1.8pts
Wireless	22.0%	21.0%	1.0pts

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Management’s Discussion and Analysis

August 31, 2017

Net debt leverage ratio

The Company uses this measure to set its optimal leverage. Refer to Liquidity and Capital Resources for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and separately for Wireless. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), cash taxes paid or payable, program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

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Free cash flow is calculated as follows:

	Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %
Revenue
Consumer	3,747	3,752	(0.1)
Business Network Services	554	515	7.6
Wireless	605	280	116.1

	4,906	4,547	7.9
Intersegment eliminations	(24)	(29)	(17.2)

	4,882	4,518	8.1

Operating income before restructuring costs and amortization(1)
Consumer	1,583	1,667	(5.0)
Business Network Services	281	252	11.5
Wireless	133	59	125.4

	1,997	1,978	1.0

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	970	928	4.5
Wireless	255	121	110.7

	1,225	1,049	16.8

Free cash flow from continuing operations before the following	772	929	(16.9)
Less:
Interest	(256)	(267)	(4.1)
Cash taxes	(183)	(263)	(30.4)
Other adjustments:
Dividends from equity accounted associates	88	34	158.8
Non-cash share-based compensation	3	3	–
Pension adjustment	8	(40)	(120.0)
Customer equipment financing	8	8	–
Preferred share dividends	(8)	(13)	(38.5)

Free cash flow from continuing operations	432	391	10.5

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	140	365	(61.6)
Less:
Capital expenditures	(99)	(147)	(32.7)
Interest	(33)	(32)	3.1
Cash taxes	(2)	(29)	(93.1)
Program rights	–	(33)	(100.0)
CRTC benefit obligation funding	–	(11)	(100.0)
Non-controlling interests	–	(20)	(100.0)
Pension adjustment	–	(2)	(100.0)

Free cash flow from discontinued operations	6	91	(93.4)

Free cash flow	438	482	(9.1)

(1)	Refer to Key performance drivers.
(2)	Per Note 24 to the audited Consolidated Financial Statements.

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Management’s Discussion and Analysis

August 31, 2017

STATISTICAL MEASURES:

Subscriber counts (or Revenue Generating Units (“RGUs”)), including penetration and bundled customers

The Company measures the count of its subscribers in its Consumer, Business Network Services and Wireless divisions.

In the Consumer and Business Network Services divisions, wireline Video subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Video satellite subscribers are counted in the same manner as wireline Video customers except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection. Internet customers include all modems on billing and Phone includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Subscriber counts, or RGUs, and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

Consumer and Business Network Services divisions’ RGUs represent the number of products sold to customers and includes Video (cable and Satellite subscribers), Internet customers, and Phone lines. As at August 31, 2017 these combined divisions had approximately 5.8 million RGUs.

In the Wireless division, a recurring subscriber or RGU (e.g. cellular phone, smartphone, tablet or mobile Internet device) has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include RGUs where the account is within 90 days of the prepaid credits expiring. As at August 31, 2017 the Wireless divisions had approximately 1.1 million RGUs.

Wireless average revenue per subscriber unit per month (“ARPU”)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity, but does not have a standardized meaning under IFRS. Refer to “Segmented Operations Review” for Wireless ARPU details and description.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from Video, Internet, Phone, and Wireless customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses. For customers with multi-year service plans, the total amount of contractual service revenue is accounted for on a straight-line basis over the term of the plan.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

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August 31, 2017

Subscriber connection fee revenue

Connection fees have no standalone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of three years.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes digital cable terminal (“DCT”) and direct-to-home (“DTH”) equipment, has no standalone value to the customer separate and independent of the Company providing additional subscription services. Therefore, the equipment revenue is deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of three years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of three years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Wireless equipment revenue

Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

Freedom Mobile offers a discretionary handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenue earned in connection with the services is applied against the up-front discount provided on the handset. Freedom Mobile also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time.

The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a

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Management’s Discussion and Analysis

August 31, 2017

maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the Consolidated Statement of Financial Position.

Discontinued operation equipment revenue and costs

In the Shaw Tracking operation, currently classified as held for sale, equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs including equipment costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Discontinued operation subscriber revenue

In the former Media division, subscriber revenue was recognized monthly based on subscriber levels. Advertising revenues were recognized in the period in which the advertisements were aired or displayed on the Company’s digital properties and recorded net of agency commissions as these amounts were paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds were allocated to individual advertising spots under the arrangement based on relative fair values.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning three to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foreseen, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

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Management’s Discussion and Analysis

August 31, 2017

Direct labour and overhead costs are capitalized in three principal areas:

1.

Corporate departments such as Technology and Network Operations (“TNO”): TNO is involved in overall planning and development of the Video/Internet/Phone infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In addition, TNO devotes considerable efforts towards the development of systems to support Phone, Wi-Fi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.

Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity for Internet, home Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity, including the DNU project, and the Wi-Fi build.

3.

Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

Intangibles

The excess of the cost of acquiring cable, satellite, media, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.

Program rights represent licensed rights acquired to broadcast television programs on the former Shaw Media division’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or

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Management’s Discussion and Analysis

August 31, 2017

reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the Statement of Financial Position between current and noncurrent based on expected life at time of acquisition.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. The Company had two additional cash generating units, data centres, until the sale of Viawest in August 2017 and Media, until the sale of the division in April 2016. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

Employee benefit plans

As at August 31, 2017, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected to be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

(millions of Canadian dollars)	Accrued Benefit Obligation at End of Fiscal 2017	Pension Expense Fiscal 2017
Weighted Average Discount Rate – Non-registered Plans	3.70%	3.50%
Impact of: 1% decrease – Non-registered Plans	$86	$4

Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of losses of certain of the Company’s subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences

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August 31, 2017

are deductible. The Company has evaluated the likelihood of realization of deferred income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees, program rights and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

RELATED PARTY TRANSACTIONS

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus are subject to common voting control. During 2016, the Company sold its wholly owned subsidiary Shaw Media to Corus. The transaction closed on April 1, 2016. In fiscal 2017, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries. The Company also received dividends from Corus related to its Class B non-voting participating shareholdings representing 39% of the total issued equity of Corus. (See “Equity Interest in Corus”)

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland BC operations.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units, network programming and installation of equipment.

Refer to Note 27 to the Consolidated Financial Statements for further related party transaction detail.

NEW ACCOUNTING STANDARDS

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB.    The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policies. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Adoption of recent accounting pronouncement

The adoption of the following IFRS amendments effective September 1, 2016 had no impact on the Company’s consolidated financial statements.

•

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets) prohibits revenue from being used as a basis to depreciate property, plant and

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August 31, 2017

equipment and significantly limits use of revenue-based amortization for intangible assets. The amendments were applied prospectively for the annual period commencing September 1, 2016.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•

IFRS 2 Share-based Payment was amended in 2016 to clarify the accounting and measurement for certain types of share-based payment transactions. It is required to be applied for annual periods commencing on or after January 1, 2018, however earlier application is permitted.

•

IAS 7 Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

•

IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing January 1, 2018. We are assessing the impact of this standard on our consolidated financial statements.

•

IAS 12 Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during 2017, with ongoing development of the required accounting policies, significant judgment’s and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018, and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

2017 Annual Report Shaw Communications Inc.	33

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

•

IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•

IFRIC 23, Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

RISK MANAGEMENT

In the normal course of our business activities, the Company is subject to both risks and opportunities. The purpose of risk management is to manage and mitigate risk, rather than to eliminate risk. The Company is committed to continually strengthening our risk management capabilities to protect and enhance value.

Risk Governance and Oversight

The Board of Directors has overall risk governance and oversight responsibilities. Specifically, the Board is responsible for identifying and assessing the principal risks inherent in the business activities of the Company and ensuring that management takes all reasonable steps to implement appropriate systems to manage such risks. The Board of Directors has delegated elements of its risk oversight responsibilities to specific Board committees. In particular, the Audit Committee is responsible for: (1) overseeing the Company’s processes for identifying, assessing and managing risks; and (2) ensuring that management implements and maintains effective internal controls and procedures for identifying, assessing and managing the principal risks to the Corporation and its business. In addition, the Human Resources and Compensation Committee is responsible for ensuring that the Company’s long-term and short-term incentive plans do not incent risk-taking beyond the Company’s risk tolerance.

Responsibilities for Risk Management

Responsibility for risk management is shared across our organization. Each department’s operating management, led by the Company’s executive team, have integrated controls and risk management practices into day-to-day activities and decision-making processes. We have risk management and compliance functions across the organization such as Finance, Security and Risk, Legal and Regulatory, and Technology Risk Governance. The Internal Audit and Advisory Services (IA&AS) department provides independent and objective audit and advisory services in order to evaluate and improve the effectiveness of the Company’s governance, internal controls, disclosure processes, and risk management activities. The Audit Committee oversees the work of the IA&AS department and all reports issued by the IA&AS department. In addition, the IA&AS department’s annual plan is reviewed and approved by the Audit Committee.

Enterprise Risk Management

The Audit Committee undertakes a further review of the significant corporate level risks through the Enterprise Risk Management program (“ERM”). The ERM is a performance focused process designed to identify and manage significant

34	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

corporate level risks that could impact the achievement of our strategic objectives. The Company’s executives meet quarterly to: (1) review and update significant corporate level risks; (2) assess such corporate level risks in terms of likelihood and magnitude of impact, (3) review the response strategy, and (4) monitor progress. The Company’s executives provided an ERM report to the Board in April 2017, with updates to be provided at least annually. The significant risks and uncertainties affecting the Company and its business are discussed under “Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis”.

KNOWN EVENTS, TRENDS, RISKS AND UNCERTAINTIES

The discussion in this MD&A addresses only what management has determined to be the most significant known events, trends, risks and uncertainties relevant to the Company, its operations and/or its financial results. This discussion is not exhaustive. The discussion of these matters should be considered in conjunction with the “Caution Concerning Forward-Looking Statements”.

Competition and Technological Change

Shaw operates in an open and competitive marketplace. Our businesses face competition from regulated and unregulated entities using existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has reduced the traditional lines between telecommunications, Internet and distribution services and further expands the competitive landscape. Shaw may also face competition from platforms that may gain advantage through regulatory processes. While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology and customer service and through acquisitions, there can be no assurance that these investments will be sufficient to maintain Shaw’s market share or performance in the future.

The following competitive events, trends, risks and/or uncertainties specific to areas of our business may have a material adverse effect on Shaw and its reputation, as well as its operations and/or its financial results. In each case, the competitive events, trends, risks and/or uncertainties may increase or continue to increase. Competition for new subscribers and retention of existing subscribers may require substantial promotional activity and increase our cost of customer acquisition, decrease our ARPU or both. We expect that competition, including aggressive discounting practices by competitors to gain market share, will continue to increase for all of our businesses.

Consumer Internet

Shaw competes with a number of different types of ISPs offering residential Internet access including traditional telephone companies, wireless providers and independent ISPs making use of wholesale services to provide Internet access in various markets.

Shaw expects that consumer demand for higher Internet access speeds and greater bandwidth will continue to be driven by bandwidth-intensive applications including streaming video, digital downloading and interactive gaming. As described further under “Shaw’s Wireline Network”, Shaw continues to expand the capacity and efficiency of its wireline network to handle the anticipated increases in consumer demand for higher Internet access speeds and greater bandwidth. However, there can be no assurance that our investments in network capacity will continue to meet this increasing demand.

Consumer Video

Shaw’s Consumer Video services, delivered through both our wireline and satellite platforms, compete with other distributors of video and audio signals. We also compete increasingly with unregulated over-the-top (“OTT”) video services and offerings available over Internet connections. Continued improvements in the quality of streaming video over the Internet and the increasing availability of television shows and movies online will continue to increase competition to Shaw’s Consumer video services. Our satellite services also compete with illegal satellite services including grey and black market offerings.

2017 Annual Report Shaw Communications Inc.	35

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Consumer Phone

Shaw’s competitors for Consumer wireline phone services include traditional telephone companies, other wireline carriers, Voice over Internet Protocol (“VoIP”) providers and wireless providers. Several of these competitors have larger operational and financial resources than Shaw. In addition, households increasingly rely on wireless services in place of wireline phone services which negatively affects the business and prospects of our Consumer wireline phone services.

Wireless

Freedom Mobile (formerly, WIND Mobile), is a new entrant in the highly competitive Canadian wireless market which is characterized by three national wireless incumbent carriers and regional participants. The national wireless incumbent carriers have larger, and more diverse, spectrum holdings than Shaw, as well as larger operational and financial resources than Shaw and are well established in the market. The LTE-Advanced overlay network has been built using our Wireless division’s AWS-3 spectrum licences. While a substantial ecosystem of handset devices for the AWS-3 spectrum band is emerging in 2018, the selection of handsets supporting the AWS-3 spectrum band currently available remains limited. In addition, our Wireless division may face increased competition from other facilities based or non-facilities based new entrants or alternate technologies, including as a result of regulatory decisions or government policies that favour certain competitive platforms. (see “Government regulations and regulatory developments – Telecommunication Act – CRTC review of Wi-Fi First”).

Business Network Services

Shaw Business competes with other telecommunications carriers in providing high-speed data and video transport and Internet connectivity services to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business’ competitors include traditional telephone companies, competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant additional competition. Competitors for the delivery of voice and unified communication services include traditional telecommunications companies, resellers and new entrants to the market leveraging new technologies to deliver services. Shaw Broadcast Services also competes in industries that are highly competitive, rapidly evolving and subject to constant change.

Impact of Regulation

As discussed under “Government regulations and regulatory developments”, a majority of our Canadian business activities are subject to: (i) regulations and policies administered by ISED and/or the CRTC, and (ii) conditions of licences granted by ISED and/or the CRTC. Shaw’s operations, financial results, and future prospects are affected by changes in regulations, policies and decisions, conditions of licences and decisions, including changes in interpretation of existing regulations and requirements contained in such conditions of licences by courts, the government or the regulators, in particular the CRTC, ISED, Competition Bureau and Copyright Board. These changes relate to, and may have an impact on, among other things, licensing and licence renewal, spectrum holdings, products and services, competition, programming carriage and terms of carriage, strategic transactions, and infrastructure access, and the potential for new or increased fees or costs. All such changes in the regulatory regime may have a material adverse effect on Shaw and its reputation, as well as Shaw operations, financial results and/or future prospects.

Economic Conditions

The Canadian economy is affected by uncertainty in global financial and equity markets and slowdowns in national and/or global economic growth. Changes in economic conditions, which may differ across our regional footprint, may affect discretionary consumer and business spending, resulting in increased or decreased demand for Shaw’s product offerings. Current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth may have a material adverse effect on Shaw, its operations and/or financial results.

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Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Interest Rates, Foreign Exchange Rates and Capital Markets

Shaw has the following financial risks in its day-to-day operations:

(a)

Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company uses long-term financing extensively in its capital structure. The primary components of this structure include banking facilities and various Canadian denominated senior notes and debentures with varying maturities issued in the public markets. These are more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are all fixed-rate obligations. If required, Shaw uses its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates may have a material adverse effect on Shaw, its operations and/or its financial results.

As at August 31, 2017, virtually all of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)

Capital markets: Shaw requires ongoing access to capital markets to support our operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may adversely affect our ability to raise or refinance short-term or long-term debt and therefore may have a material adverse effect on Shaw, its operations and/or its financial results.

Shaw manages its exposure to floating interest rates by maintaining a mix of fixed and floating rate debt. Interest on the Company’s unsecured banking facility are based on floating rates, while the senior notes are all fixed rate obligations.

The Company may also enter into forward contracts to mitigate its exposure to foreign exchange and interest rate risk. The Company may also maintain a portion of its balance sheet cash in US dollars to provide economic protection against a depreciating Canadian Dollar. While hedging and other efforts to manage these risks are intended to mitigate Shaw’s risk exposure, because of the inherent nature and risk of such transactions, those activities can result in losses. For instance, if Shaw hedges its floating interest rate exposure, it may forego the benefits that may otherwise be experienced if rates were to fall and it is subject to credit risks associated with the counterparties with whom it contracts. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 28 to the Consolidated Financial Statements.

Equity Investment in Corus

As at August 31, 2017, the Company owned 80,630,383 Class B non-voting participating shareholdings representing 39% of the total issued equity interest of Corus. Corus operates a portfolio of multimedia offerings comprised of specialty television services, radio stations, conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services (see “Equity Interest in Corus”). Each of these businesses faces competition, including competition for subscribers, advertising customers and engaging content. Corus’ performance affects the value of the Company’s investment in Corus and the Company’s financial results. Corus’ performance may not meet the Company’s expectations (including in respect of Corus’ payment of a regular dividend) in the near and/or long term.

As Corus is a publicly traded company, its value to the Company may be determined by market factors that do not reflect its intrinsic value. This may limit the Company’s ability to market its interest in Corus at a price that reflects the intrinsic value of Corus to the Company.

Programming Expenses

Expenses for video programming continue to be one of our most significant single expense items. Costs continue to increase, particularly for sports programming. In addition, as we add programming or distribute existing programming to more of our subscriber base, programming expenses increase. Although we have been successful at reducing the impact of these cost increases through the sale of additional services or increasing subscriber rates, there can be no assurance that we will continue to be able to do so and this may have a material adverse effect on Shaw, its operations and/or its financial results.

2017 Annual Report Shaw Communications Inc.	37

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Satellite

Shaw uses three satellites (Anik F2, Anik F1R and Anik G1) owned by Telesat Canada (“Telesat”) to provide satellite services in our Consumer and Business Network Services divisions. The Company owns certain transponders on Anik F2 and has long-term capacity service agreements in place in respect of transponders on Anik F1R, Anik F2 and Anik G1. While the Company intends to renew or replace some or all of these long-term capacity service agreements as they expire, there can be no assurance that replacement transponder capacity will be available or that such agreements will be entered into on favourable terms or in similar amounts, which may have a material adverse effect on customer service and customer relationships, as well as the Company’s reputation, operations and/or financial results.

For transponders on Anik F1R and Anik F2, the Company does not maintain any insurance coverage as it believes the costs are uneconomic relative to the benefit which could otherwise be derived through an arrangement with Telesat. In the case of Anik G1, Telesat is committed to maintaining insurance on the satellite for five years from its April 2013 launch. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellite, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites as it believes the premium costs are uneconomic relative to the risk of satellite failure. The majority of transponder capacity is available to the Company on an unprotected, non-pre-emptible basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R, Anik F2 and Anik G1 transponders that are secured through capacity service agreements. The Company has priority access to spare transponders on Anik F1R, Anik F2 and Anik G1 in the case of interruption, subject to availability. In the event of satellite failure, service will only be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes, an upgrade of their video terminal or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services of Anik F1R. Satellite failure could negatively affect levels of customer service and customer relationships and may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Network Failure

Shaw’s business may be interrupted by wireline or wireless network failures, including its own or third party networks. Such network failures may be caused by fire damage, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events which may be beyond Shaw’s control.

As insurance premium costs are uneconomic relative to the risk of failure, Shaw self-insures the plant in its hybrid fibre-coax network. It is likely that wireline or wireless network damage caused by any one incident would be limited by geographic area and the resulting business interruption and financial damages would be also limited. In addition, with respect to a wireline network failure, we expect the risk of loss to be mitigated as most of the backbone fibre network and much of the hybrid fibre-coax access network is located underground.

Shaw protects its wireline network through a number of measures including physical and information technology security, and ongoing maintenance and placement of insurance on our network equipment and data centres, including the Calgary1 data centre. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service.

Shaw protects its wireless network and mitigates wireless network failure through physical and information technology security, ongoing maintenance, and by carrying insurance on its wireless network equipment.

Despite the steps Shaw takes to reduce the risk of wireline and wireless network failure, failures may still occur, and such failures could negatively affect levels of customer service and relationships which may have a material adverse effect on Shaw and its reputation, as well as its operations and/or financial results.

Cyber Security Risks

Although Shaw’s systems and network architecture are designed and operated to be secure, they are vulnerable to the risks of an unauthorized third party accessing these systems or its network. This could lead to a number of adverse consequences,

38	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

including the unavailability, disruption or loss of Shaw’s services or key functionalities within Shaw’s technology systems or software or the unauthorized disclosure, corruption or loss of sensitive company, customer or personal information. Our insurance may not cover or be adequate to fully reimburse us for any associated costs and losses.

We continue to assess and enhance our cyber security within Shaw while we are monitoring the risks of cyber attacks and implement appropriate security policies, procedures and information technology systems to mitigate the risk of cyber attacks.

External threats to our network are constantly changing, and there is no assurance that Shaw will be able to protect its network from all future threats which may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Information Systems and Internal Business Processes

Many aspects of the Company’s businesses depend to a large extent on various IT systems and software, and on internal business processes. Shaw regularly undertakes initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce the risks of failure of these systems and processes, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Reliance on Suppliers

Shaw is connected to or relies on other telecommunication carriers and certain utilities to conduct its business. Any disruption to the services provided by these suppliers, including labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may affect Shaw’s ability to operate and, therefore may have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

The Company sources its customer premise and capital equipment, capital builds as well as portions of its service offerings from certain key suppliers. While the Company has alternate sources for many of these purchases, the loss of a key supplier may adversely affect the Company’s ability to operate, and therefore may have a material adverse effect on Shaw, its operations and/or its financial results. There are a limited number of suppliers of popular mobile devices and there is a risk that the Company will not be able to maintain contracts for its existing supply of mobile devices and/or contract for the supply of new devices on commercially reasonable terms.

Litigation

Shaw and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business, whether in Canada or the US. Although management does not expect that the outcome of these matters will have a material adverse effect on the Company, there can be no assurance that these matters, or other legal matters that arise in the future, will not have a material adverse effect on Shaw and its reputation, as well as Shaw’s operations and/or financial results.

Taxes

Shaw’s business is subject to various tax laws, changes to tax laws and the adoption of new tax laws, regulations thereunder and interpretations thereof, which may have adverse tax consequences to Shaw.

While Shaw believes it has adequately provided for all income and commodity taxes based on information that is currently available, the calculation and the applicability of taxes in many cases require significant judgment in interpreting tax rules and regulations. In addition, Shaw’s tax filings are subject to government audits which could result in material changes in the amount of current and deferred income tax assets and liabilities and other liabilities which may, in certain circumstances, result in the assessment of interest and penalties.

Concerns about Alleged Health Risks relating to Radiofrequency Emissions

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect our Wireless division and our Shaw Go WiFi operations. Some studies have alleged that links exist between radiofrequency emissions from certain wireless

2017 Annual Report Shaw Communications Inc.	39

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. The Company complies with all applicable laws and regulations. Further, the Company relies on suppliers of wireless network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and we cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Acquisitions, Dispositions and Other Strategic Transactions

Shaw may from time to time make acquisitions to expand its existing businesses or to enter into sectors in which Shaw does not currently operate, dispositions to focus on core offerings or enter into other strategic transactions. Such acquisitions, dispositions and/or strategic transactions may fail to realize the anticipated benefits, result in unexpected costs and/or Shaw may have difficulty incorporating or integrating the acquired business, any of which may have a material adverse effect on Shaw, its operations and/or financial results.

Holding company structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, our ability to meet our financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from our subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to Shaw by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

Control of the Company

Class A Shares are the only shares entitled to vote on all shareholder matters. Voting control of the Company is held by Shaw Family Living Trust (“SFLT”) which holds, for the benefit of descendants of JR and Carol Shaw, 17,562,400 Class A Shares, being approximately 78% of the issued and outstanding shares of such class as at August 31, 2017. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw (chair), Jim Shaw, Bradley S. Shaw, three other members of JR Shaw’s family, and one independent director. Accordingly, JR Shaw, through SFLT and its trustee, is able to elect a majority of the Board of Directors of the Company and to control any vote by the holders of Class A Shares.

Dividend Payments are not Guaranteed

Shaw currently pays monthly common share and quarterly preferred share dividends in amounts approved on a quarterly basis by the Board of Directors. Over the long term, Shaw expects to continue to pay dividends from its free cash flow; however, balance sheet cash and/or credit facilities may be used to stabilize dividends from time to time. Although Shaw intends to make regular dividend payments, dividends are not guaranteed as actual results may differ from expectations and there can be no assurance that the Company will continue common or preferred share dividend payments at the current level. In addition to the standard legislated solvency and liquidity tests that must be met, the Company would not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities.

Talent Management and Succession Planning

Our success is substantially dependent upon the retention and the continued performance of our executive officers. Many of these executive officers are uniquely qualified in their areas of expertise, making it difficult to replace their services in the short to medium term. The loss of the services of any key executives and/or employees in critical roles or inadequate processes designed to attract, develop, motivate and retain productive and engaged employees could have a material adverse effect on Shaw, its operations and/or financial results.

40	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

To mitigate this risk, the Company’s comprehensive compensation program is designed to attract, retain, motivate and reward the executive team and key employees by aligning management’s interest with our business objectives and performance. Furthermore, the Company conducts annual succession planning to identify and develop key leaders to build capabilities and experiences required for the future.

Labour Relations

As of August 31, 2017, approximately 6% of our employees are represented by unions under collective bargaining agreements. While the Company’s labour relations have been positive in the past, we can neither predict the outcome of current or future negotiations relating to labour disputes, union representation or renewal of collective bargaining agreements, nor be able to avoid future work stoppages, strikes or other forms of labour protests pending the outcome of any current or future negotiations. A prolonged work stoppage, strike or other form of labour protest could have a material adverse effect on our businesses, operations and reputation. Even if we do not experience strikes or other forms of labour protests, the outcome of labour negotiations could adversely affect our businesses and results of operations. In addition, our ability to make short-term adjustments to control compensation and benefits costs could be limited by the terms of such collective bargaining agreements.

DISCUSSION OF OPERATIONS AND FOURTH QUARTER

To comply with the requirements of Items 1.4 (Discussion of Operations) and 1.10 (Fourth Quarter) of Form 51-102F1 of National Instrument 51-102, the sections entitled “Discussion of Operations” and “Overview” in the Company’s Management’s Discussion and Analysis for the fourth quarter and year ended August 31, 2017 (the “2017 Fourth Quarter MD&A”) are incorporated by reference herein. The 2017 Fourth Quarter MD&A can be found on SEDAR at www.sedar.com

SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before restructuring costs and amortization(1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income(2)	Basic and diluted earnings per share from continuing operations	Basic and diluted earnings per share
(millions of Canadian dollars except per share amounts)
2017
Fourth	1,244	479	149	481	481	0.30	0.97
Third	1,216	511	164	133	133	0.33	0.27
Second	1,206	503	150	147	147	0.30	0.30
First	1,216	504	94	90	90	0.19	0.18

Total	4,882	1,997	557	851	851	1.12	1.72

2016
Fourth	1,212	514	145	154	154	0.29	0.31
Third	1,189	519	78	700	704	0.16	1.45
Second	1,055	466	120	156	164	0.24	0.32
First	1,062	479	144	210	218	0.30	0.43

Total	4,518	1,978	487	1,220	1,240	0.99	2.51

(1)	Refer to key performance drivers.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

While financial results for the Company are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and Shaw’s promotional activity. Further, satellite subscriber activity is modestly higher around the summer time when more subscribers have second homes in use. Shaw’s wireline, satellite, wireless or data centre businesses do not depend on any single customer or concentration of customers.

2017 Annual Report Shaw Communications Inc.	41

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

In the fourth quarter of fiscal 2017, net income increased $348 million compared to the third quarter of fiscal 2017 mainly due to the gain on divestiture, net of tax, of ViaWest, and lower fourth quarter restructuring costs. The increase was partially offset by a decrease in operating income before restructuring costs and amortization, higher amortization, lower equity income from our investment in Corus and higher income taxes. See “Other income and expense items” for further detail on non-operating items.

In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to third quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization and lower income taxes. Net other costs and revenue changed primarily due to a $16 million increase in income from an equity accounted associate and a $15 million provision reversal related to the wind down of shomi in the quarter.

In the second quarter of fiscal 2017, net income increased $57 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. Net other costs and revenue changed primarily due to a provision of $107 million recorded in the prior quarter relating to shomi operations partially offset by a $17 million decrease in income from an equity accounted associate in the quarter.

In the first quarter of fiscal 2017, net income decreased $64 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the first quarter of fiscal 2017. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by lower income taxes. Net other costs and revenue changed primarily due to a $107 million impairment of the Company’s joint venture investment in shomi and a $27 million increase in income from an equity accounted associate in the first quarter of fiscal 2017.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue changed primarily due to non-recurring charges recorded in the third quarter, including a $51 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate.

Net income for the third quarter of fiscal 2016 increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue changed primarily due to a $51 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 million loss from an equity accounted associate.

In the second quarter of fiscal 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations, net of tax, of $30 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenue of $13 million. Net other costs and revenue changed primarily due to an additional $8 million of costs recorded in the second quarter related to the acquisition of Freedom Mobile (formerly, WIND Mobile).

In the first quarter of fiscal 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $47 million and a decrease in income taxes of $50 million. Net other costs and revenue changed primarily due to a fourth quarter fiscal 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture interest in shomi of $5 million in the first quarter of fiscal 2016.

42	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

The following further assists in explaining the trend of quarterly revenue and operating income before restructuring costs and amortization:

Growth (losses) in subscriber statistics as follows:

	2017				2016
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth
Video – Cable	(16,344)	(11,604)	12,968	5,084	(20,900)	(39,354)	(25,993)	(23,773)
Video – Satellite	(15,704)	(3,570)	5,522	(2,739)	(12,628)	(3,560)	1,113	(6,780)
Internet	14,097	9,610	20,457	19,980	8,418	2,788	(8,302)	12,064
Phone	(12,481)	(1,333)	5,426	3,027	(19,730)	(11,369)	(9,767)	(13,094)

Total Consumer & Business	(30,432)	(6,897)	44,373	25,352	(44,840)	(51,495)	(42,949)	(31,583)

Wireless – Postpaid	14,307	33,582	20,085	29,089	–	–	639,997	27,301
Wireless – Prepaid	(4,837)	(155)	(111)	11,925	–	–	363,472	12,788

Total Wireless	9,470	33,427	19,974	41,014	–	–	1,003,469 (1)	40,089

(1)

On March 1, 2016, Shaw acquired Mid-Bowline Group Corp. and its wholly owned subsidiary, Freedom Mobile (formerly, WIND Mobile). Subscribers gained in the third quarter of fiscal 2016 represent those acquired through the purchase and those related to net additions in the period from March 1, 2016 and May 31, 2016.

2017 Annual Report Shaw Communications Inc.	43

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2017 CONSOLIDATED RESULTS

				Change
(millions of Canadian dollars except per share amounts)	2017	2016	2015	2017%		2016%
Operations:
Revenue	4,882	4,518	4,208	8.1		7.4
Operating income before restructuring costs and amortization(1)	1,997	1,978	1,931	1.0		2.4
Operating margin(1)	40.9%	43.8%	45.9%	(2.9	pts)	(2.1	pts)
Funds flow from continuing operations(2)	1,530	1,388	1,475	10.2		(5.9)
Net income from continuing operations	557	487	676	14.4		(28.0)
Income from discontinued operations, net of tax	294	753	204	(61.0)		>100
Net income	851	1,240	880	(31.4)		40.9
Free cash flow(1)	438	482	653	(9.1)		(26.2)
Balance sheet:
Total assets	14,373	15,382	14,746
Long-term financial liabilities
Long-term debt (including current portion)	4,300	5,612	5,669
Other financial liabilities		5	20

Per share data:
Basic earnings per share
Continuing operations	1.12	0.99	1.42
Discontinued operations	0.60	1.52	0.38

	1.72	2.51	1.80

Diluted earnings per share
Continuing operations	1.11	0.99	1.41
Discontinued operations	0.60	1.52	0.38

	1.71	2.51	1.79

Weighted average number of participating shares outstanding during period (millions)	491	480	468
Cash dividends declared per share
Class A	1.1825	1.1825	1.1613
Class B	1.1850	1.1850	1.1638

(1)	Refer to Key performance drivers.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Fiscal 2017 Highlights

•	Net income was $851 million for fiscal 2017 compared to $1.24 billion in 2016.
•	Earnings per share were $1.72 in fiscal 2017 compared to $2.51 in 2016.
•	Revenue for fiscal 2017 improved 8.1% to $4.88 billion from $4.52 billion in 2016.
•	Operating income before restructuring costs and amortization of $2.0 billion in fiscal 2017 was up 1.0% over prior year’s $1.98 billion.
•	Consolidated free cash flow in fiscal 2017 was $438 million compared to $482 million in 2016.

44	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

•

During 2017, the Company’s dividend rates on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares were $1.1825 and $1.1850, respectively. Dividends paid in 2017 were $595 million gross of amounts attributed to the dividend reinvestment plan.

Significant acquisitions, financings and other items:

Sale of ViaWest, Inc. and its subsidiaries

•

On August 1, 2017, the Company sold 100% of its wholly-owned subsidiary ViaWest. for approximately US$1.675 billion in cash, which represents an attractive return on the Company’s original investment in fiscal 2015 of approximately US$1.2 billion.

Acquisition of 700 MHz and 2500 MHz wireless spectrum licences from Quebecor

•

The Company enhanced its wireless network capabilities through the acquisition of wireless spectrum licences from Quebecor on July 24, 2017 for $430 million. The acquired spectrum licences comprise 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta and Southern Ontario, as well as the 20 MHz licences of the 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary and Toronto.

Financing activity

•

On December 15, 2016, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2019 to December 2021. This credit facility is used for working capital and general corporate purposes.

•	The Company conducted a number of capital market activities, including:
•

the extension of its dividend reinvestment plan in respect of its Class A Participating Shares and Class B Non-Voting Participating Shares to eligible shareholders who are residents of the United States;

•	the issuance of 3.80% $300 million senior unsecured notes due March 1, 2027; and
•	the repayment of $400 million senior unsecured notes due March 2, 2017.
•	the repayment of US$846 million in borrowings under the Company’s and ViaWest’s credit facilities related to the sale of ViaWest.

Other items

•

shomi, the over-the-top streaming platform that launched as a joint venture of Shaw and Rogers in fiscal 2015 was wound down with its operations and service ending on November 30, 2016. As a result, Shaw incurred investment losses of $82 million in fiscal 2017 relating to shomi’s liabilities in connection with the wind down of the joint venture.

•	The Company launched the market leading BlueSky TV which is based on the Comcast Corporation (“Comcast”) X1 video platform.
•	BlueSky TV was launched in phases, with the initial launch in Calgary in January 2017 followed by the Vancouver launch in February 2017 and the national launch in April 2017.
•

On June 1, 2017, the Company announced that it entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation, to Omnitracs LLC for proceeds of approximately US$20 million. The transaction closed on September 15, 2017.

•	The Company continued to improve its network performance with the rollout of Freedom Mobile’s LTE-Advanced network to all existing markets, on schedule and on budget, as of the end of fiscal 2017.
•

Freedom Mobile’s handset lineup has continued to expand in fiscal 2017, currently with a total of 14 handsets that are compatible with the AWS-3 LTE network, including Apple, LG, Samsung, Sony and ZTE.

•

In fiscal 2017, the Company began to deploy our newest generation of cable modem termination system equipment referred to as the Converged Cable Access Platform (“CCAP”) into our serving hub sites. CCAP significantly enhances the capabilities of our cable network and enables Shaw to leverage the next generation of cable access technology known as Data Over Cable Interface Specification version 3.1 (“DOCSIS 3.1”). DOCSIS 3.1 represents the latest development in a set of technologies that increase the capability of a hybrid fibre-coax network to transmit data both to and from customer premises. As of August 31, 2017, DOCSIS 3.1 ready CCAP infrastructure was running in Shaw’s major systems. All remaining systems are expected to be running DOCSIS 3.1 CCAP ready infrastructure by the end of fiscal 2018.

2017 Annual Report Shaw Communications Inc.	45

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2017, the Company had approximately 100,000 Shaw Go WiFi access points installed and operating throughout the network and over 3.3 million devices using Shaw Go WiFi. Moreover, the Company has leveraged its WiFi access points to improve network coverage for Freedom Mobile customers which represents an important step in our converged network strategy.

Fiscal 2016 Highlights

•	Net income was $1.24 billion for fiscal 2016 compared to $880 million in 2015.
•	Earnings per share were $2.51 in fiscal 2016 compared to $1.80 in 2015.
•	Revenue for fiscal 2016 improved 7.4% to $4.52 billion from $4.21 billion in fiscal 2015.
•	Operating income before restructuring costs and amortization of $1.98 billion in fiscal 2016 was up 2.4% over fiscal 2015 amount of $1.93 billion.
•	Consolidated free cash flow in fiscal 2016 was $482 million compared to $653 million in 2015.
•

During 2016, the Company’s dividend rates on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares were $1.1825 and $1.1850 respectively. Dividends paid in 2016 were $568 million gross of amounts attributed to the dividend reinvestment plan.

Significant acquisitions: financings and other items.

ViaWest acquisition of INetU, Inc.

•

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. (“INetU”) for US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility.

•

INetU is a solutions provider of public, private and hybrid cloud environments offering managed security and compliance services. The acquisition of INetU allowed ViaWest to add new services to its cloud and managed offerings, and expanded its geographical footprint with eastern US and European cloud locations.

Acquisition of Mid-Bowline Group Corp and its wholly owned subsidiary WIND Mobile Corp.

•

On March 1, 2016, the Company completed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary WIND Mobile Corp. for an enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares.

•	The fair value of purchase consideration consisted of $1.59 billion in cash and $68 million in shares. The acquisition of WIND Mobile led to the creation of the Wireless division.
•

The addition of wireless enables Shaw to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within our operating footprint.

Sale of Shaw Media Inc.

•

On April 1, 2016, the Company entered into an agreement with Corus, a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Corus.

•

For fiscal 2016, the assets and liabilities, operating results and operating cash flows for the previously reported Media segment were presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information was also reclassified to present the Media division as a discontinued operation.

•	The Company recognized a gain on the divestiture, net of tax, in income from discontinued operations of $625 million.
•

Through holding of the shares in Corus, the Company will effectively retain an indirect, non-controlling interest in the Media division subsequent to the sale, but the Company will no longer have control over the division.

46	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

•

The Company participated in Corus’ dividend reinvestment program for its initial investment in Corus Class B Shares until September 1, 2017. For the year ended August 31, 2016, the Company received dividends of $34 million from Corus that were reinvested through the program into additional Corus Class B shares. At August 31, 2016, the Company owned 74,135,891 Corus Class B shares having a fair value of $911 million and representing 38% of the total issued equity of Corus.

Financing activity

•

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term facility of $50 million. During 2014, the Company amended the terms of the facility to extend the maturity date from January 2017 to December 2019. In February 2016, the Company elected to increase its borrowing capacity by $500 million under the terms of the amended facility to a total of $1.5 billion. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates.

•

In March 2016, ViaWest entered into an incremental US$80 million term loan and increased the borrowing capacity available on the revolving facility by US$35 million. The incremental term loan has quarterly principal repayments commencing May 2016 with the balance due on maturity in March 2022. Interest rates fluctuate with LIBOR, US prime and US Federal Funds rates and the facilities are secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement.

•

In connection with the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016, the Company drew down $1.3 billion on its credit facility comprised of a $1.0 billion non-revolving credit facility with a syndicate of lenders that was entered into on March 1, 2016 along with $300 million drawn on the Company’s existing credit facility. These amounts were repaid on April 1, 2016 using the cash proceeds received from the Shaw Media disposition.

•	The Company conducted a number of capital markets activities, including:
•	On February 1, 2016, the Company repaid $300 million floating rate senior notes.
•	On February 19, 2016, the Company issued $300 million senior notes at a rate of 3.15% due February 19, 2021.
•	On May 9, 2016, the Company repaid $300 million 6.15% senior notes.

Other items

•	The Company has a 50% joint control interest in shomi partnership (“shomi”), which is a subscription video-on-demand service that launched in November 2014.
•	Subsequent to fiscal 2016, shomi announced its decision to wind down its operations with service ending November 30, 2016.
•

During 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom Mobile (formerly, WIND Mobile) and divestiture of Shaw Media.

•	Approximately 200 employees were affected by the 2016 restructuring of which $23 million of restructuring costs were recorded relating primarily to severance and employee related costs.
•

In January 2016, Shaw launched FreeRange TV, a mobile destination for its video customers that combined their TV and content subscriptions in one place, and provides on-the-go access to live and on demand content.

•

The Company continued to expand its Business Network Services offering, including the successful expansion of its smart suite of products to include Smart Security in addition to SmartWiFi and SmartVoice.

•	The Business Infrastructure Services division expanded its hybrid IT service offerings with the opening of the data centre in Plano, Texas – bringing the total to 30 data centres.
•

The CRTC’s “Let’s Talk TV” initiative resulted in a new policy framework requiring Shaw to offer a $25 entry-level service offering (basic service) and all discretionary services (not offered on the basic service) either on a standalone basis or in packages of up to 10 programming services by March 2016. In addition, the Company was required to offer these services both on a standalone basis and in packages of up to ten programming services by December 1, 2016.

•	In March 2016, the Company introduced a new small basic service called “Limited TV” and revised its offerings to include small, medium and large theme packs starting at $6 per theme pack.

2017 Annual Report Shaw Communications Inc.	47

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

•

In November 15, 2016, Shaw launched “pick and pay” which allows customers to subscribe for a primary package (including Limited TV), select theme packs and add-on individual channels on a channel by channel basis.

•

The Company continued to expand its Shaw Go WiFi build-out. As at August 31, 2016, the Company had approximately 85,000 Shaw Go WiFi access points installed and operating throughout the network and over 2.6 million devices using Shaw Go WiFi.

Fiscal 2015 Highlights:

•	Net income was $880 million for fiscal 2015 compared to $887 million in 2014.
•	Earnings per share were $1.80 in fiscal 2015 compared to $1.84 in 2014.
•	Revenue for fiscal 2015 was flat at $4.21 billion as compared to fiscal 2014.
•	Operating income before restructuring costs and amortization of $1.93 billion in fiscal 2015 was up 1.0% over 2014 amount of $1.91 billion.
•	Consolidated free cash flow in fiscal 2015 was $653 million compared to $698 million in 2014.
•

During 2015, the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $1.1825 and $1.185, respectively. Dividends paid in 2015 were $535 million gross of amounts attributed to the dividend reinvestment plan.

Significant acquisitions, financings and other items:

Acquisition of ViaWest, Inc.

•

On September 2, 2014, the Company closed the acquisition of 100% of the shares of ViaWest for an enterprise value of US$1.2 billion which was funded through a combination of cash on hand, assumption of ViaWest debt and a drawdown of US$330 million on the Company’s credit facility.

•

The ViaWest acquisition provided the Company with a growth platform in the North American data centre sector and represented another step in expanding technology offerings for mid-market enterprises in Western Canada.

Acquisition of AppliedTrust Engineering, Inc.

•

On June 30, 2015, ViaWest acquired 100% of the shares of AppliedTrust Engineering, Inc. (“AppliedTrust”), a provider of security, compliance, DevOps and infrastructure consulting services to a wide range of clients. The purchase consideration consisted of $9 million in cash and contingent consideration of $2 million.

•

AppliedTrust’s capabilities augment the ViaWest platform with fast enablement of secure hybrid services including IT assessment, migration, compliance consulting, cloud readiness and deeper application support.

Other items

•

In April 2014, the Company announced changes to the structure of its operating divisions to improve overall efficiency while enhancing its ability to grow as the leading network and content experience company. Commencing in fiscal 2015, Shaw’s residential and enterprise services were reorganized into new Consumer and Business units, respectively. The organization structure realignment efforts included the following initiatives:

•	Adapting its customer care operations into centres of expertise in order to improve the end-to-end customer service experience;
•	Restructuring certain functions within the Business Network Services division to improve customer service and performance; and
•	Organizational changes in the former Media division to transition from a traditional broadcaster to a broader focus media organization.
•	In 2015, the Company recorded $39 million in respect of continued restructuring, primarily related to severance and employee related costs, which impacted approximately 1,600 employees.
•	During fiscal 2015, the Company partnered with Rogers to form shomi, a subscription video-on-demand. The service was launched in early November 2014.
•

During 2013, the Company granted Rogers an option to acquire its wireless spectrum licences. The exercise of the option and the sale of the wireless spectrum licences were subject to various regulatory approvals and

48	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

therefore, the licences were not classified as held for sale. During fiscal 2015, the regulatory reviews concluded at which time Rogers exercised its option and the transfer was completed. The Company had previously received $50 million in respect of the purchase price of the option to acquire wireless spectrum licences and a $200 million deposit in respect of the option exercise price. The Company received an additional $100 million when the transaction completed and recorded a gain of $158 million.

•

During 2013, the Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from strategic transactions. Accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the Wi-Fi network, and additional innovative product offerings related to Shaw Go Wi-Fi and other applications to provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014, and $150 million in fiscal 2015.

•

In June 2015, Shaw announced that it had partnered with Comcast to make its market-leading cloud-based X1 video platform available to our customers. The X1 video platform offers a seamless viewing experience across multiple screens and devices both in and out of the home.

•

The Company continued to expand its Business Network Services offering, including the successful launch of a new phone product, “SmartVoice”, which provides a unified communications solution to small businesses that has typically been reserved for large scale organizations, and “Managed Hotel WiFi” using proven Cisco technology to provide a cloud based Wi-Fi product that is a fully managed solution for the hospitality market.

•	Shaw also continued to invest in and build awareness of Shaw Go WiFi and as at August 31, 2015 had approximately 75,000 access points and 2 million devices using the network.

Revenue and operating income before restructuring costs and amortization

Shaw delivered full year fiscal 2017 financial results that met its revised guidance. Operating income before restructuring costs and amortization of $1,997 million in fiscal 2017 was within the target range of $1,989 – $2,014 million after adjusting for discontinued operations ($2,135 – $2,160 million before adjusting). For further discussion of divisional performance see “Segmented Operations Review.”

Consolidated revenue of $4.88 billion for fiscal 2017 improved 8.1% over $4.52 billion for fiscal 2016. Revenue improved primarily due to the Wireless division contributing revenues of $605 million for the twelve-month period in fiscal 2017 as compared to $280 million in the six-month period for fiscal 2016 following the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016. Excluding the results of the Wireless division, revenue for the twelve-month period from the combined Consumer and Business Network Services divisions was up $34 million or 0.8%. Customer acquisition was the primary driver of revenue growth in the Business Network Services division. The Consumer division’s revenue was comparable to the prior year reflecting the impact of rate increases being fully offset by elevated promotional activity and wireline Video product mix.

Operating income before restructuring costs and amortization of $1,997 million for the twelve-month period improved 1.0% compared to $1,978 million for fiscal 2016. The improvement was primarily due to the Wireless division contributing $133 million over the twelve-month period as compared to $59 million in fiscal 2016 over the six-month period following the acquisition of Freedom Mobile (formerly, WIND Mobile). The operating income before restructuring costs and amortization increase of $29 million for the twelve-month period in the Business Network Services division was more than fully offset by $84 million decrease in the Consumer division. In the Consumer division, rate increases and RGU growth (led by Internet) were more than fully offset by elevated promotional activity and Video product mix in addition to higher programming costs and higher planned marketing investments.

2017 Annual Report Shaw Communications Inc.	49

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Amortization

(millions of Canadian dollars)	2017	2016	Change %
Amortization revenue (expense)
Deferred equipment revenue	38	52	(26.9)
Deferred equipment costs	(122)	(139)	(12.2)
Property, plant and equipment, intangibles and other	(860)	(753)	14.2

Amortization of property, plant and equipment, intangibles and other increased 14.2% for the year ended August 31, 2017 over the comparable period due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the year. In addition, only six months of Wireless division amortization was included in the prior year subsequent to the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016.

Amortization of financing costs and Interest expense

(millions of Canadian dollars)	2017	2016	Change %
Amortization of financing costs – long-term debt	2	3	(33.3)
Interest expense	258	268	(3.7)

Interest expense for the twelve-month period ended August 31, 2017 decreased over the comparable period primarily due to lower average outstanding debt balances in the current year.

Other income and expenses

(millions of Canadian dollars)	2017	2016	Increase (decrease) in income
Business acquisition costs	–	(21)	21
Equity loss of an associate or joint venture	73	(61)	134
Other losses	(65)	(97)	32

	8	(179)	187

In fiscal 2017, the Company recorded equity income of $73 million related to its interest in Corus, compared to equity losses of $10 million in the prior year. In fiscal 2016, the Company also recorded equity losses of $51 million related to its interest in shomi, the subscription video-on-demand service launched in early November 2014. The equity loss includes amounts in respect of the development and launch of the business.

In fiscal 2016, the Company incurred $21 million of acquisition related costs for professional fees paid to lawyers, consultants, advisors and other related costs in respect of the acquisition of Freedom Mobile (formerly, WIND Mobile) which closed on March 1, 2016.

Other losses generally include realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a net $82 million provision in respect of the Company’s investment in shomi which announced a wind down of operations during the first quarter. In the prior year, the category also includes a write-down of $54 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $16.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 26.7% for 2017 and 26.7% for 2016 and was adjusted for the reconciling items identified in Note 23 to the Consolidated Financial Statements.

50	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Earnings per share

(millions of Canadian dollars except per share amounts)	2017	2016	Change %
Net income	851	1,240	(31.4)
Weighted average number of participating
shares outstanding during period (millions)	491	480
Earnings per share
Basic	1.72	2.51
Diluted	1.71	2.51

Net income

Net income was $851 million in 2017 compared to $1.24 billion in 2016. The year-over-year changes are summarized in the table below.

(millions of Canadian dollars)
Increased operating income before restructuring costs and amortization	19
Increased restructuring costs	(31)
Increased amortization	(103)
Decreased interest expense	10
Increased equity income of an associate or joint venture	134
Change in other net costs and revenue(1)	53
Increased income taxes	(12)
Decreased income from discontinued operations, net of tax	(459)

(389)

(1)

Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs and other losses as detailed in the Consolidated Statements of Income.

Net other costs and revenues had a $53 million favourable impact on net income primarily due to amounts incurred in fiscal 2016 related to the following; $21 million for the acquisition of Freedom Mobile (formerly, WIND Mobile), the impairment of the Company’s joint venture in shomi of $54 million, and the write-down of private portfolio investment. See “Other income and Expense” for further detail on non-operating items.

SEGMENTED OPERATIONS REVIEW

CONSUMER

Financial Highlights

(millions of Canadian dollars)	2017	2016	Change %
Revenue	3,747	3,752	(0.1)

Operating income before restructuring costs and amortization(1)	1,583	1,667	(5.0)
Operating margin(1)	42.2%	44.4%	(2.2	pts)

(1)	Refer to key performance drivers.

The Consumer division added a net 25,321 RGUs in the year representing a substantial turnaround over the 170,032 RGU loss in fiscal 2016. Net gains in the year included the addition of approximately 73,367 Internet RGUs partially offset by net losses

2017 Annual Report Shaw Communications Inc.	51

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

in Phone of 31,232 and 17,032 in satellite Video RGUs. The successful reversal of subscriber trends has been led by WideOpen Internet 150, our cable Video portfolio including the introduction of BlueSky TV, and compelling bundle and value plan offerings across all product lines.

Consumer revenue for the year of $3.8 billion was comparable to last year. The effect of price adjustments and subscriber growth in Internet was fully offset by lower Phone and Satellite video RGUs, elevated promotional activity and change in Video product mix.

Operating income before restructuring costs and amortization of $1.58 billion decreased 5.0% over the prior year. The year-to-date result was affected primarily by elevated promotional activity and change in Video product mix in addition to higher programming costs as well as higher planned marketing costs driving Internet and BlueSky TV.

WIRELESS

Financial Highlights

(millions of Canadian dollars)	2017	2016	Change %
Revenue	605	280	>100.0

Operating income before restructuring costs and amortization(1)	133	59	>100.0
Operating margin(1)	22.0%	21.1%	0.9	pts

(1)	Refer to key performance drivers.

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 103,885 RGUs in the year. An expanded handset lineup, simplified packaging and pricing on the new LTE-Advanced network, and targeted seasonal promotional activity helped drive sequential and year-over-year subscriber growth while collectively contributing to the compelling value proposition of Freedom Mobile’s offering to thousands of value-conscious Canadians.

Revenue for the twelve-month period of $605 million increased $325 million from $280 million for the comparable period in fiscal 2016. The year-over-year improvement in revenue was primarily due to recognizing revenues for the whole twelve-month period in fiscal 2017 as compared to $280 million in the six-month period for fiscal 2016 following the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016. Fiscal 2017 incremental revenue was driven by RGU and ARPU growth in which a net 97,063 postpaid subscribers and 6,822 prepaid subscribers were added representing a 10% increase and a fourth quarter ARPU of $37.66. ARPU of $37.00 for the full fiscal year compared to $36.84 for the six-month period following the fiscal 2016 acquisition, reflecting a higher proportionate share of postpaid subscribers.

Operating income before restructuring costs and amortization of $133 million increased $74 million over $59 million from fiscal 2016. The year-over-year improvement was primarily due to contributions for the twelve-month period in fiscal 2017 compared to $59 million for the six-month period in fiscal 2016 following the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016. Revenue growth from RGU net additions, ARPU increases, and operational efficiencies achieved following the May 2017 restructuring were partially offset by the costs related to new customer onboarding and network related costs.

BUSINESS NETWORK SERVICES

Financial Highlights

(millions of Canadian dollars)	2017	2016	Change %
Revenue	554	515	7.6

Operating income before restructuring costs and amortization(1)	281	252	11.5
Operating margin(1)	50.7%	48.9%	1.8	pts

(1)	Refer to key performance drivers.

52	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Revenue of $554 million was 7.6% higher over the prior year primarily due to customer growth in both small to medium size businesses and in large enterprise markets, as well as an August 2017 rate increase for legacy Video, Internet and Phone products. The core business, excluding satellite services, increased revenues 8.9% on a full year basis, reflecting continued customer growth converting to or adding Shaw’s Smart suite of products.

Operating income before restructuring costs and amortization of $281 million improved 11.5% over the comparable year due to consistent profitable customer growth trends throughout fiscal 2017 and cost reductions specifically related to programming, professional fees and efficiencies achieved through optimized sales and operational resources. Operating income before restructuring and amortization for the core business, excluding satellite services, increased by 11.6% on a full year basis.

CAPITAL EXPENDITURES AND EQUIPMENT COSTS

	Year ended August 31,
(millions of Canadian dollars)	2017	2016	Change %
Consumer and Business Network Services
New housing development	98	105	(6.7)
Success based	308	278	10.8
Upgrades and enhancements	432	411	5.1
Replacement	31	43	(27.9)
Buildings and other	101	91	11.0
Total as per Note 24 to the audited annual consolidated financial statements	970	928	4.5
Wireless
Total as per Note 24 to the audited annual consolidated financial statements	255	121	110.7
Consolidated total as per Note 24 to the audited annual consolidated financial statements	1,225	1,049	16.8

Capital investment from continuing operations was $1.2 billion in the current year compared to $1.1 billion in fiscal 2016. The increase was driven primarily by incremental success based capital in each of the Consumer and Business Network Services divisions in addition to a full year of capital investment in the Wireless division relating primarily to investment for the continued improvement in network infrastructure, specifically the rollout of the LTE-Advanced network.

Consumer and Business Network Services

Success based capital for the twelve-month period of $308 million was moderately higher than the comparable period last year. The current year increase in success based capital was due primarily to increased advanced Internet Wi-Fi modem spend and higher video equipment costs driven by subscriber installations, and higher Satellite success based capital spend driven by satellite network MPEG-4 upgrades. These increases were partially offset by lower installation labour costs across all product lines.

Capital spend on the combined upgrades and enhancement, and replacement categories was $463 million, a $9 million increase over fiscal 2016, reflecting the Company’s continued investment in the wireline network including i) significant bandwidth and upgrade programs; ii) initial investment in support of Satellite MPEG-2 to MPEG-4 upgrade; and iii) investment in Business Network Services managed Wi-Fi and SmartVoice products. Increased investments were partly offset by lower capital spend due to timing of expenditures in the X1 video delivery platforms necessary to support BlueSky TV, decreased spend on Shaw Go WiFi access points, reduced spend on fleet replacement and lower drop upgrade costs.

Capital spend on new housing development of $98 million was comparable to the prior year as the Company continues to expand its network in developing communities.

Investment in buildings and other of $101 million for the twelve-month period was up $10 million over the comparable period.

Wireless

Capital investment in the Wireless division of $255 million for the twelve-month period was up $134 million over the prior year reflecting a full year of capital spend compared to six months in fiscal 2016. Fiscal 2017 investments relate to continued

2017 Annual Report Shaw Communications Inc.	53

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

improvements in network infrastructure primarily in the LTE-Advanced network upgrade project and to a lesser extent capital expenditures related to the upgrade of back office systems.

DISCONTINUED OPERATIONS

VIAWEST, INC.

On August 1, 2017, Shaw sold 100% of its wholly owned subsidiary ViaWest, Inc to Peak 10 for net cash proceeds of US$1.675 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services division are presented as discontinued operations separate from the Company’s continuing operations.

	Year ended August 31,
	2017	2016
Revenue	336	334
Eliminations(1)	(2)	(2)
	334	332
Operating, general and administrative expenses
Employee salaries and benefits	80	84
Purchases of goods and services	124	123
	204	207
Eliminations(1)	(2)	(2)
	202	205
Amortization(2)	103	121
Interest on long-term debt	32	33
Amortization of transaction costs	12	2
Other losses	–	5
Income (loss) from discontinued operations before tax and gain on divestiture	(15)	(34)
Income taxes	(6)	(11)
Income (loss) from discontinued operations, net of tax, before gain on divestiture	(9)	(23)
Gain on divestiture, net of tax	330	–
Income (loss) from discontinued operations, net of tax	321	(23)

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

(2)

As of the date ViaWest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and twelve month periods ended August 31, 2017 amounted to $16.

SHAW TRACKING

On May 31, 2017, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended May 31, 2017. Accordingly, the assets and liabilities of the Shaw Tracking business are classified in the Consolidated Statement of Financial Position at August 31, 2017 as current assets held for sale or current liabilities held for sale, respectively, as the sale of these assets and liabilities is expected within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations.

54	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Subsequent to year-end, on September 15, 2017, the sale of these assets and liabilities was completed and net proceeds of approximately US$15 million were received.

	Year ended August 31,
	2017	2016
Revenue	33	33
Operating, general and administrative expenses
Employee salaries and benefits	7	7
Purchases of goods and services	18	17
	25	24
Restructuring	3	–
Amortization	(2)	(3)
Impairment of goodwill/disposal group	32	17
Income (loss) from discontinued operations before tax	(25)	(5)
Income taxes	2	3
Income (loss) from discontinued operations, net of tax	(27)	(8)

SHAW MEDIA

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media to Corus, a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations.

	Year ended August 31,
	2017	2016
Revenue	–	610
Eliminations(1)	–	(46)
	–	564
Operating, general and administrative expenses
Employee salaries and benefits	–	109
Purchases of goods and services(2)	–	272
	–	381
Eliminations(1)	–	(46)
	–	335
Restructuring costs	–	–
Amortization(2)	–	11
Accretion of long-term liabilities and provisions	–	2
Other losses	–	–
Income from discontinued operations before tax and gain on divestiture	–	216
Income taxes	–	57
Income from discontinued operations before gain on divestiture	–	159
Gain on divestiture	–	672
Income taxes on gain	–	47
Income (loss) from discontinued operations, net of tax	–	784

2017 Annual Report Shaw Communications Inc.	55

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

(2)

As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in twelve-month period amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other.

FINANCIAL POSITION

Total assets were $14.4 billion at August 31, 2017. Following is a discussion of significant changes in the Consolidated Statement of Financial Position since August 31, 2016.

Current assets increased $242 million due to increases in cash of $102 million, accounts receivable of $18 million, inventories of $44 million, other current assets of $17 million and assets held for sale of $61 million. Cash increased as the cash outlay for financing activities was exceeded by the funds provided by operations and investing activities mainly relating to the ViaWest disposition. Inventories increased due to the acquisition of additional customer equipment to support the newly-launched BlueSky TV service. Other current assets increased due to the timing of payments related to prepaid expenses. Assets held for sale include the assets of the Shaw Tracking business for which the sale was completed subsequent to year-end, on September 15, 2017.

Investments and other assets increased $84 million primarily due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment decreased $263 million due to the disposition of $491 million of ViaWest assets partially offset by capital investment in excess of amortization. Intangibles and goodwill decreased $1.1 billion due to the disposition of ViaWest assets of $1.4 billion and Shaw Tracking goodwill of $24 million reclassified as held for sale, partially offset by spectrum additions of $430 million and net software intangible additions.

Current liabilities decreased $427 million during the year due to decreases in current portion of long-term debt of $410 million, accounts payable and accrued liabilities of $31 million and income taxes payable of $34 million, partially offset by increases of $13 million in current provisions and $39 million in liabilities held for sale. Current portion of long-term debt decreased due to the repayment of $400 million 5.7% senior note at maturity on March 2, 2017. Accounts payable and accruals decreased mainly due to the disposition of ViaWest partially offset by the timing of payment and fluctuations in various payables including capital expenditures and interest. Income taxes payable decreased due to tax installment payments, partially offset by the current period provision. Current provisions increased primarily due to unpaid amounts relating to network fees and restructuring.

Long-term debt decreased $902 million primarily due to the repayment of US$846 million in bank loans related to the sale of ViaWest and the disposition of ViaWest partially offset by the issuance of $300 million fixed rate senior notes at a rate of 3.80% due March 1, 2027. The $300 million proceeds from the issuance of the fixed rate senior notes, together with cash on hand, was used to repay the $400 million senior note due on March 2, 2017.

Shareholders’ equity increased $456 million primarily due to an increase in share capital of $291 million and an increase in retained earnings of $256 million partially offset by an increase in accumulated other comprehensive loss of $79 million. Share capital increased due to the issuance of 10,523,349 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”).

As at November 15, 2017, share capital is as reported at August 31, 2017 with the exception of the issuance of a total of 2,105,118 Class B Non-Voting Shares upon exercise of options under the Company’s option plan and the issuance of shares under the Company’s dividend reinvestment plan. Retained earnings decreased due to dividends of $397 million, partially offset by current year earnings of $851 million. Accumulated other comprehensive loss increased due to the net effect of reclassifying the accumulated exchange differences arising on the translation of ViaWest and US dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations due to the sale of ViaWest in the quarter as well as re-measurements recorded on employee benefit plans and the Company’s share of other comprehensive income of associates.

56	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(millions of Canadian dollars)	2017	2016	Change %
Funds flow from operations	1,530	1,388	10.2
Net change in non-cash working capital balances related to operations	(110)	53	(>100.0)
Operating activities of discontinued operations	82	222	(63.1)
	1,502	1,663	(9.7)

On a year-to-date basis, funds flow from operations decreased over the comparable period primarily due to higher amortization, higher restructuring costs, higher income tax expense and lower operating income of discontinued operations partially offset by higher operating income before restructuring costs and amortization, higher equity income on investees, lower business acquisition costs and lower pension funding. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in accounts receivable and other current asset balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing activities

(millions of Canadian dollars)	2017	2016	Decrease
Cash flow used in investing activities	49	(1,227)	1,276

For the twelve month period ended August 31, 2017, cash used in investing activities decreased over the comparable period due primarily to the US$1.675 billion in proceeds received on the sale of Viawest partially offset by the $245 million net impact of the acquisition of Freedom Mobile (formerly, WIND Mobile) and sale of Media in the prior year, the purchase of $430 million in spectrum licences in the current year and higher cash outlays for inventory and capital expenditures in the current year. The twelve-month period also includes the $223 acquisition of INetU in the prior year which was included in the sale of Viawest in the current year.

Financing activities

The changes in financing activities during 2017 and 2016 were as follows:

(millions of Canadian dollars)	2017	2016
Bank loans – net borrowings (repayments)	(475)	67
Repay 5.70% Senior unsecured notes	(400)	–
Issuance of 3.80% Senior unsecured notes	300	–
Repay Cdn variable rate senior notes	–	(300)
Issuance of 3.15% senior unsecured notes	–	300
Repay 6.15% Senior unsecured notes	–	(300)
Senior notes issuance cost	(2)	(2)
Freedom Mobile finance lease obligations	(2)	(1)
Bank facility arrangement costs	(2)	(6)
Dividends	(393)	(393)
Issuance of Class B Non-Voting Shares	77	38
Financing activities of discontinued operations	(551)	168

	(1,448)	(429)

2017 Annual Report Shaw Communications Inc.	57

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $438 million of free cash flow, including $7 million of free cash flow from discontinued operations. Shaw used its free cash flow along with US$1.675 billion net proceeds on the sale of ViaWest, $300 million proceeds from a senior note issuance, borrowings of $350 million under its credit facilities, borrowings of $40 million under ViaWest’s credit facility and proceeds on issuance of Class B Non-Voting Shares of $77 million to repay at maturity $400 million 5.7% senior notes, repay $824 million borrowings under its credit facilities, repay $588 million borrowings under ViaWest’s credit facilities, fund the net working capital change of $160 million, pay common share dividends of $385 million, make $180 million in financial investments, purchase $430 million in spectrum licences, and pay $54 million in restructuring costs.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $198 million during the twelve months ending August 31, 2017. On December 16, 2016, the Company amended its DRIP to permit eligible shareholders who are residents of the United States to enrol their Class A Participating Shares and Class B Non-voting Participating Shares in the DRIP. Prior to this amendment, the DRIP was only available to eligible shareholders who were residents of Canada.

Debt structure and financial policy

Shaw structures its borrowings generally on a standalone basis and are unsecured. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

As at August 31, 2017, the net debt leverage ratio for the Company is 1.9 times as compared to 2.7 times at August 31, 2016. Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5x would be optimal leverage for the Company in the current environment. Should the ratio fall below this, other than on a temporary basis, the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Company’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

The Company calculates net debt leverage ratio as follows1:

(millions of Canadian dollars)	2017	2016
Current portion of Long-Term Debt	2	412
Long-Term Debt	4,298	5,200
50% of Outstanding Preferred Shares	147	147
Cash	(507)	(405)
(A) Net Debt[3]	3,940	5,354
Operating income before restructuring costs and amortization[2]	1,997	1,978
Corus Dividends	88	34
(B) Adjusted operating income before restructuring costs and amortization[3]	2,085	2,012
(A/B) Net debt leverage ratio[2]	1.9x	2.7x

(1)	The following contains a description of the Company’s use of non-IFRS financial measures provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.
(2)	Refer to key performance drivers.
(3)

These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies and have not been presented as an alternative to liquidity prescribed by IFRS.

58	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios. At August 31, 2017 Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five-year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 290, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%

The floating quarterly dividend rate will be reset quarterly.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Off-balance sheet arrangement and guarantees

Guarantees

Generally, it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 25 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

2017 Annual Report Shaw Communications Inc.	59

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2017 are detailed in the following table.

Contractual Obligations

	Payments due by period
(millions of Canadian dollars)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt(1)	7,044	242	1,667	1,079	4,056
Operating obligations(2)	1,310	359	458	221	272
Purchase obligations(3)	921	921	–	–	–
Other obligations(4)	1	1	–	–	–

	9,276	1,523	2,125	1,300	4,328

(1)	Includes principal repayments and interest payments.
(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and premises and exclusive rights to use intellectual property in Canada.
(3)	Includes capital expenditure and inventory purchase commitments.
(4)	Includes other non-current financial liabilities.

Share Capital and Listings

The Company is authorized to issue a limited number of Class A participating shares (“Class A Shares”); an unlimited number of Class B Non-Voting participating shares (the “Class B Non-Voting Shares”); an unlimited number of Class 1 Preferred Shares issuable in series; and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”). The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

As at November 15, 2017, there were 476,455,979 Class B Non-Voting Shares, 10,012,393 Series A Shares, and 1,987,607 Series B Shares and 22,420,064 Class A Shares issued and outstanding. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

60	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Discussion and Analysis

August 31, 2017

The following table sets forth, for each month during the fiscal year ending August 31, 2017, the monthly price range and volume traded for the Class B Non-Voting Shares, Series A Shares and Series B Shares on the Toronto Stock Exchange (TSX) and for the Class A Shares on the TSX Venture Exchange (TSXV).

	Class A Shares(1) TSX Venture-SJR.A			Class B Non-Voting Shares(1) TSX-SJR.B			Series A Shares(1) TSX-SJR.PR.A			Series B Shares(1) TSX-SJR.PR.B
	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume
Sep 2016	33.29	28.37	2,278	27.01	25.75	18,025,361	14.55	13.60	92,065	13.99	12.91	85,835
Oct 2016	35.95	30.00	18,437	27.00	26.00	20,708,676	14.47	13.75	228,347	13.54	12.75	39,064
Nov 2016	31.47	30.02	2,780	26.97	25.70	18,016,399	14.54	13.86	235,978	14.24	13.00	92,685
Dec 2016	31.36	29.78	4,998	27.32	25.97	19,390,734	15.34	14.14	291,467	14.50	13.50	84,568
Jan 2017	33.25	30.28	6,587	28.42	26.91	16,680,110	15.99	14.73	212,945	15.94	14.40	146,187
Feb 2017	33.70	30.06	6,805	28.63	27.51	17,465,390	17.09	15.54	233,728	16.98	15.55	34,611
Mar 2017	33.50	30.85	6,238	27.95	26.91	21,593,786	17.24	16.33	365,556	17.54	16.55	41,977
Apr 2017	33.00	29.90	4,020	29.12	27.16	15,171,547	17.14	16.26	174,099	17.20	16.06	31,915
May 2017	33.93	31.10	3,737	29.47	28.09	15,710,212	16.67	15.75	146,372	16.26	15.66	162,472
Jun 2017	34.45	32.33	3,160	30.44	27.95	27,646,419	17.44	15.78	150,415	16.82	15.51	162,787
Jul 2017	34.00	31.00	2,935	28.20	27.50	16,697,158	17.30	16.82	63,911	17.58	16.48	27,456
Aug 2017	32.00	28.80	11,696	28.21	27.40	15,454,366	17.39	16.73	158,409	17.59	16.85	32,480

(1)	Trading price and volume data is obtained from the TMX group

Share Splits

There have been four splits of the Company’s Class A and Class B Shares: July 30, 2007 (2 for 1); February 7, 2000 (2 for 1); May 18, 1994 (2 for 1); and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base was reduced for tax purposes.

ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s 2017 Annual Information Form can be found on SEDAR at www.sedar.com.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2017, the Company’s management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal control over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

2017 Annual Report Shaw Communications Inc.	61